Follow-Up Materials

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82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Peninsular Oriental Steam Navigation Co.

*CURRENT ADDRESS

PROCESSED
FEB 11 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2083 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 2/5/03



Annual Report 2001 P&O

P&O will use its brand, global presence and management skills to achieve world class operational and financial performance in logistics and transport

WELL POSITIONED FOR FUTURE GROWTH

Financial and business performance

P&O is reallocating capital to high growth, high return businesses where it is a market leader.


Group net operating assets 1998
Property 50%
Core businesses 27%
Cargo shipping 23%
Reallocate capital
Group net operating assets 2001
Core businesses 50%
Property 24%
Cargo shipping 26%

Key points for 2001

- Total operating profit down 25% to £273.6 million mainly due to reduced earnings from P&O Nedlloyd and property disposals
- Ports operating profit up 12% to £115.1 million
- Cold Logistics operating profit up 29% to £18.0 million
- Contract Logistics operating profit up 23% to £15.9 million
- Recommended dividend for the year of 13.5p
- Significant earnings improvement expected in 2002 from core businesses

Key
- Ferries
- Logistics
- Ports

Operating profit £m – core businesses


131.8
155.4
147.4
147.8
1998
1999
2000
2001*

*In 2001, foot and mouth adversely affected the Ferries result

Key
- Cargo shipping
- Property

Operating profit £m – non core businesses


160.0
171.4
217.9
125.8
1998
1999
2000
2001

- Organic growth in Ports throughput of 9%, more than twice the worldwide industry average
- Major new container terminal concession won at Chennai in India
- Excellent Cold Logistics performance in Australasia
- Contract Logistics revenue up 12% with an increased margin
- Successful introduction in the North Sea of world's largest cruiseferries
- Extended performance improvement measures across the Group

INCREASED FOCUS ON CORE BUSINESSES

Chairman's statement

"We expect our core businesses – Ports, Logistics and Ferries – to achieve a significantly improved result in 2002. If the economic forecasters are correct and the global economy begins to accelerate later this year, the Group is well positioned to take full advantage and move strongly ahead."

RESULTS AND DIVIDEND
Total operating profit of £273.6 million was lower than in 2000 (pro forma £365.3 million), mainly because of the adverse effect on P&O Nedlloyd of slower growth in world trade. As expected, earnings from Property reduced following the major disposals in 2000, while Ferries had to contend with the outbreak of foot and mouth disease. In contrast, operating profit for our Ports and Logistics businesses increased by 17% to £148.8 million (2000 £127.3 million).

After exceptional profits of £13.0 million (2000 £106.4 million loss), profit before interest and tax increased by 11% to £286.6 million (2000 £258.9 million). Cash flow before net investment and dividends remained robust at £203.2 million (2000 £292.3 million).

Your Board recommends a final dividend of 9.0 pence per £1 nominal of deferred stock which, together with the interim dividend of 4.5 pence, amounts to a total of 13.5 pence for the year. The dividend will be paid on 5 June 2002 to deferred stockholders on the register at the close of business on 22 March 2002.

Our dividend policy continues to reflect our view of the long term prospects for the Group. We aim for a steady increase in the dividend and for it to be generally twice covered. Any short term profit volatility resulting from cyclical businesses will not affect this policy.

STRATEGIC DIRECTION
The Board's overriding aim is to continue to create value for shareholders. It is eighteen months since we demerged our cruise business and recent events have underlined the shareholder value created by that decision. As we move ahead we will direct capital to the strongest growing areas of the business and exit from, or reduce, investment elsewhere. In the short term, as with our property disposals, this may result in some dilution of earnings before new investments start to contribute fully.

In 2001, slower world trade growth and the uncertain economic climate made it difficult to achieve all of the Group's corporate objectives. Nevertheless a number of steps were taken. Further capital was directed to container terminal investments globally. A notable success was winning the Chennai concession in India. We successfully expanded Cold Logistics and continued to reallocate capital from Unit Loads to Contract Logistics. Across the Group we further tightened performance criteria and increased the benefits from synergies.

Despite a weaker result in 2001 for Ferries, it remains strongly cash positive. The new ferries that are being introduced will help to improve margins and the ending of the foot and mouth outbreak should be of considerable benefit. We are restructuring those routes where results are not satisfactory. As the UK market leader, P&O can drive rationalisation and consolidation.



The Lord Sterling of Plaistow CBE
Chairman

P&O Nedlloyd has highly cyclical profits and we are determined to reduce our exposure to this business. It does not, however, have any cash flow impact on the Group. Several strategic initiatives were actively pursued in 2001, bearing in mind the value of an ongoing relationship with Ports. The Group's key priority for 2002 is to reach a positive outcome. In the meantime P&O Nedlloyd's management is continuing to make excellent progress in reducing unit costs.

P&O's 50% share of Associated Bulk Carriers achieved an operating profit of £8.3 million and we received dividends of £18.2 million. The business is now externally managed and we will look for opportunities to dispose of our remaining interest. In the meantime, we have announced that it will operate within a major new pool of capesize tonnage.

COMMUNITY AND THE ENVIRONMENT

Our responsibilities to our employees and the communities in which we operate have always formed a key element in the conduct of our business. For many years this has been underscored by policy statements concerning health, safety, environment and welfare. We decided last year to extend these formal commitments to matters of social responsibility. On 1 January 2002, we issued a Social Responsibility Statement throughout the Group setting out our policy and the actions required. Introduction of the associated management and reporting systems is now well advanced.

The environmental impacts of our business remain a core strategic issue. Careful consideration is paid to them not only in day to day operations but also in future investment decisions. Our biennial Community and the Environment Report will be issued in May 2002. This will review in detail our performance across the Group, including the extent to which we have met quantified targets, and will set new targets for the next two years.

EMPLOYEES

2001 was a demanding year for the Group. The result we achieved reflects credit on our employees, to whom I pay tribute for their performance and dedication.

One of the highest of my priorities is to ensure that we identify and nurture talent in the Group. Our companies offer many excellent training and development initiatives. Further progress was made in 2001. At Group level, well over 1,000 of our best managers have now passed through the programmes we offer at Templeton College, Oxford.

We pay close attention to management performance, career progression and succession planning. We are continuing to invest in new approaches in all of these areas, including web-based performance management systems. Not only do we wish to give our employees every opportunity to develop their careers, we want them to share the responsibility for doing so.

We are committed to ensuring that all of our employees can benefit from the Group's performance and achievements. We have therefore decided to introduce, subject to stockholder approval, a new scheme that will enable our employees worldwide to save towards a purchase of deferred stock at a preferential rate. A similar scheme has run successfully in the UK for many years and we feel it is now appropriate to extend its benefits globally, recognising the increasingly international nature of the Group. The details are set out in the Report of the directors and the notice of meeting.

THE BOARD

Sir David Brown, who is Chairman of Motorola Limited, was appointed as a non-executive director on 16 January 2002. I am sure that his wealth of industrial experience at the highest levels will enable him to make an excellent contribution. I was delighted to welcome him to the Board.

Richard Hein will be retiring from the Board after this year's Annual General Meeting. Richard has had a distinguished career with P&O having joined the company in 1963. He became Managing Director of P&O Australia in 1990 and joined the Board in 1998. He has been closely involved in the development of businesses that are central to P&O today. I am pleased that he will continue as non-executive Chairman of P&O Australia.







OUTLOOK

The current slowdown in world trade growth is expected to continue during the first half of 2002. This will primarily affect P&O Nedlloyd. P&O's Ports and Logistics businesses have strong market positions and have proved resilient to the slowdown experienced to date.

Significant steps are being taken to ensure that Ferries will have a much better year. Our Property business continues to support the Group's robust operating cash flow and balance sheet. Its earnings will fall as capital is reallocated towards our high growth businesses, although trading conditions remain generally firm.

Huge efforts have been, and are being, made by everyone in the Group to meet these challenges and we expect our core businesses - Ports, Logistics and Ferries - to achieve a significantly improved result in 2002. If the economic forecasters are correct and the global economy begins to accelerate later this year, the Group is well positioned to take full advantage and move strongly ahead.

The Lord Sterling of Plaistow CBE
Chairman
7 March 2002

EMPHASIS ON VALUE CREATION

Managing Director's report

"The P&O culture is inclusive – we have customers in virtually every part of the world, from Antarctica to the tropics, and provide all of them with an exceptional level of service."



Sir Bruce MacPhail
Managing Director

- Sharpened investment strategy
- e-business and procurement strengths
- Enviable worldwide presence
- Exceptional levels of service
- Significant growth opportunities


24/7

P&O TODAY

In my report last year I explained how the new structure of P&O, following the demerger of our cruise business in 2000 and the other corporate transactions over the past five years, enabled us to adopt a different management style. The two features which made this possible were that we had considerably fewer businesses than previously and that we were increasingly focused on two key areas, logistics and transport. As a result, the central management team was able to drive performance to a much greater degree than was previously possible.

We made further progress in 2001. A key driver of P&O and our fastest growing business is Ports. At the start of 2001, the worldwide head office for Ports relocated from Sydney to form part of the Group head office in London. We have undertaken a detailed review of the operation of the business and identified improvements that can be made in areas such as purchasing and spreading best practice. The benefits of this are now starting to be realised. We have also carried out strategic reviews of our other core businesses, Logistics and Ferries.

These reviews have helped to sharpen our investment strategy. P&O is currently undergoing a transition whereby we reallocate capital away from Property and towards our logistics businesses. Over the two year period from the start of 2001 to the end of 2002 operating profit from Property will accordingly reduce by approximately £80 million. Moreover, this is occurring during a period of slower world trade growth which is having a significant negative impact on P&O Nedlloyd as well as dampening earnings growth in logistics, including Ports. As we step up investment in logistics it inevitably takes time before there is a full contribution to earnings.

I noted last year that we had established new senior posts at the Group level in e-business and procurement. These have also led to further significant developments. A common systems architecture is being rolled out through all of our businesses. One publicly visible sign of this is our new web site, *www.pogroup.com*, which features not only a new design but also much greater functionality. We are also making good progress with integrating Group procurement. The most notable example so far is a ground breaking deal with BP for the purchase of fuel and lubricants that will save P&O over £3 million a year. Other initiatives in the areas of marine spare parts, telecommunications and IT are expected to save a further £2 million in 2002.

In making these and other changes to our management style, we remain conscious of the major strengths embodied within the P&O name and what we have achieved to date. Although the Group is now smaller than it once was, we still have an enviable worldwide presence. To take last year alone, we extended our Ports business in countries including India, the US and Australia, Cold Logistics made acquisitions in New Zealand and the US, Contract Logistics invested further in several European countries while in the UK we introduced state of the art ferries on key routes. The P&O culture is inclusive - we have customers in virtually every part of the world, from Antarctica to the tropics, and provide all of them with an exceptional level of service. Our commitment remains very much as we said last year: **to use our brand, global presence and management skills to achieve world class operational and financial performance in logistics and transport**.



P&O PORTS

P&O Ports generated an operating profit of £115.1 million, 12% up on 2000 (£102.5 million). Good growth was achieved in the majority of our terminals. We had a weaker result in Buenos Aires because of the economic problems there and our Southampton terminal, despite winning market share, had reduced ancillary income and slower growth than anticipated. These contributed to the overall EBIT/teu of £11.60 being slightly down on the previous year's £12.40. Overall organic growth in earnings from container terminals was in line with the organic growth in throughput, a good result in view of the demanding trading conditions.

Total container throughput for the year was 9.8 million teus, an 18% increase over 2000. Organic volume growth was 9% in 2001 compared to 16% in 2000. The reduced rate of growth occurred largely in the second half of the year as the US economy slowed. It was nevertheless more than twice the underlying growth rate estimated for the industry worldwide, confirming the resilience and inherent competitive strengths of our business.

Return on average net operating assets was 13%. Capital expenditure on acquisitions and new facilities was approximately £120 million. On 30 November, P&O Ports commenced operations at Chennai in India, the country's second largest container port after Mumbai where we already have a major presence. Capacity upgrades were made at New York, Mumbai and Southampton. There were some small acquisitions including a company in the high margin sector of container packing, unpacking and distribution in Australia. New investment opportunities in a number of countries, including China, India, the Philippines and the US, as well as in Europe, are being progressed.

Nhava Sheva continues from strength to strength and handled 887,885 teus, well in excess of its planned capacity, representing an annual increase of 43%. At the new Chennai Container Terminal, although much of the equipment that was handed over was in a poor state of repair, major improvements have already been made and ship waiting times substantially reduced. New cranes and yard equipment have been ordered with deliveries expected to commence in the summer of 2002. The first stage of the redevelopment of SAGT in Colombo is now complete and the facility is well placed to benefit from the recovery in volume expected in the port.

Despite a slowdown in transpacific trade, volumes at Shekou in China continue to grow. Major development is underway which will double the capacity of this terminal. The new container handling equipment purchased by QQCT in Qingdao has been commissioned and is operational. Shipping lines are expected to start transferring from the old port area during 2002.

Elsewhere in Asia, organic growth has not been as strong as in the previous year due to general economic factors but most facilities have seen positive growth. Surabaya in Indonesia saw a volume decline of nearly 10%, although most of this was attributable to lower yielding domestic volumes. ATI in Manila benefited from an increase in its regulated tariff in January of last year; a further increase has been approved from February 2002. However, economic issues in the Philippines resulted in weak volumes at the bulk and general terminals, which impacted earnings. Laem Chabang in Thailand gained significant market share securing incremental volumes from both the Grand and New World Alliances and the terminal is now operating at close to capacity.

RESILIENCE AND INHERENT COMPETITIVE STRENGTHS

World class operational performance



The only direct impact on our business of the tragic events of 11 September was that all commercial activities were suspended at the New York Passenger Ship Terminal to allow for its use by the authorities. The terminal is expected to resume normal operations during 2002 in time to service a full New York cruise season. Port Newark Container Terminal, the joint venture with P&O Nedlloyd, which operates the 158 acre terminal in the Port of New York and New Jersey, won market share ahead of expectations although the full benefit did not fall to the bottom line because of congestion as redevelopment work continued. This contributed to Ports' EBIT/teu being lower than in 2000. Capacity will be significantly increased on completion of the development and delivery of additional equipment in 2002. The container terminal being developed in New Orleans is expected to be operational later this year.



P&O Ports

	£m 2000	**£m 2001**
Turnover	531.6	**630.7**
Operating profit	102.5	**115.1**
Net operating assets	857.7	**964.2**





TEU throughput

TEU 000s	1999	2000	**2001**
Asia	2,522	3,815	**4,327**
Americas	803	1,536	**1,914**
Europe	1,195	1,742	**2,346**
ANZ	1,192	1,190	**1,225**
Total	5,712	8,283	**9,812**











The recession in Argentina continues to have a significant impact on the volumes being handled at TRP. The consequences of the Argentine devaluation are difficult to predict although TRP may be reasonably protected as much of its revenue is US$ denominated.

Volumes at Southampton were higher than in the previous year with most of this growth attributable to an increase in market share rather than underlying organic growth. The volume growth, however, was more than fully offset by reduced ancillary income due to improved efficiencies in the supply chain and capacity upgrades ahead of anticipated demand growth. At Tilbury, the Riverside Two Project has been completed and comprises a 600 metre berth equipped with two new Panamax cranes.



Elsewhere in Europe, the two businesses acquired in Antwerp during 2000 have now been consolidated. These businesses provided a strategic position in Antwerp in anticipation of new terminal development due to commence in 2004. In the short term they are contributing to a reduced EBIT/teu. Enhanced IT systems have now been implemented which will enable greater focus on higher yielding customers and cargo and the two labour forces have been merged.

Container volumes in the Australian market were below those of 2000, partly due to the impact of the Sydney Olympics in 2000. Our market share, however, increased by approximately 5% and results have improved significantly due to improved efficiencies and cost rationalisation during the year.

The current slowdown in world trade is expected to last through the traditionally weak first quarter of 2002 and possibly into the second half of the year. Thereafter stronger organic growth should return. We will continue to expand our existing terminals, which could ultimately double present capacity, and pursue new investment opportunities that meet strict value creation targets. We are managing the portfolio closely and delivering further cost efficiencies. We reiterate our commitment to achieving £15 million of savings this year from the value improvement programme.

Our Australian based Maritime Services had another excellent year with favourable market conditions. The offshore supply fleet was utilised at close to full capacity having been expanded by four vessels against committed contracts. Two new high capacity, multi-purpose offshore vessels were ordered with deep-water operational capability. The vessels will be delivered in March 2003 and July 2003. There is a growing market for these vessels. The Government Science and Research Support fleet continues to perform well and the results were enhanced by an off season charter for the icebreaker *Aurora Australis* with Shell in the Philippines. Other operations including chartering, agency, and an outsourcing contract with the Royal Australian Navy all produced strong results. The outlook for 2002 is good with a high level of contracted commitments.







HIGH SKILL BASE

Strong customer relationships

LOGISTICS
Cold Logistics achieved a good result with operating profit of £18.0 million, 29% up on 2000 (£13.9 million). Approximately half the increase in earnings was from organic growth. Return on average net operating assets was 10.4%. Despite integration of new operations, the EBIT margin was maintained at 13% on the back of a strong result in Australasia from improved productivity and cost control. Capital expenditure was approximately £30 million and included acquisitions in the US and New Zealand.

Cold Logistics has continued to strengthen its position as one of the world's leading international providers of logistics services for temperature sensitive products, with a focus on the retail food sector. The operations are underpinned by industry leading IT systems and proven management experience. Long term relationships continue to be developed with major food retailers, manufacturers and primary producers, including McCain's, Nestlé, Unilever and Wal Mart.

Over half the operating profit is earned from the US, where P&O has established strong market positions in California, Utah and Texas, and now New England through the acquisition of the Condyne Group in 2001. The Houston expansion opened in November. Despite the general economic slowdown in the US, P&O achieved 6% organic revenue growth through strong commodity and manufactured food volumes, particularly in Los Angeles and Houston, and strong retail volumes in San Antonio. These were partly offset in Las Vegas by reduced ice-cream volumes and in Dallas where a leading manufacturer chose to relocate the outsourcing of one of its divisions. Deregulation of electricity supply markets in Los Angeles and Dallas had an impact on those regions' results.







Logistics	Cold Logistics		Trans European		Total	
	£m	**£m**	£m	**£m**	£m	**£m**
	2000	**2001**	2000	**2001**	2000	**2001**
Turnover	105.8	**137.2**	991.0	**1,044.9**	1,096.8	**1,182.1**
Operating profit	13.9	**18.0**	10.9	**15.7**	24.8	**33.7**
Net operating assets	160.0	**186.3**	186.3	**204.4**	346.3	**390.7**

In Australasia, P&O further strengthened its leading market position by gaining a number of new customers and through the acquisition of Eskimo Logistics in New Zealand. The region achieved strong margin improvement through improved productivity and cost control.

The much smaller business in Argentina remained profitable but was affected by economic and political difficulties, exacerbated by continuing problems of foot and mouth impacting export meat volumes. The full impact of the recent currency devaluation and economic reforms in Argentina is not yet clear.







In 2002, further growth in scale in this business is anticipated through increased consolidation in Australasia and further expansion and investment in the US. In California, a 100,000 cubic metres expansion is planned for completion in the first half of 2002 increasing capacity there by approximately 18%. Despite the increased electricity costs in the US, margin improvement is anticipated as consistent operational processes and service delivery are achieved.

Within Trans European, Contract Logistics maintained a strong rate of growth. Turnover grew by 12% to £745.5 million and operating profit increased by 23% to £15.9 million (2000 £12.9 million). Return on average net operating assets was 11%. Total capital expenditure including acquisitions and new facilities was £26 million. Margins improved to 2.1%, reflecting the "asset light" structure of the business with a 5:1 turnover to asset ratio. Strong performances in the UK, Spain and France more than offset a slower German market.

The increase in revenue was due to additional business and new contracts with a gross annual value of approximately £80 million with companies such as Case New Holland, Electrolux, New Look and Philips. Of particular note was the increase in turnover in fourth party logistics to over £120 million. Further overall growth is expected in 2002 with any weaknesses in the Western European economies being more than offset by the pipeline of new contracts and the increasing scale of the business in Eastern Europe.

Unit Loads achieved a near break even result compared to a loss of £2.0 million in 2000. The business continued to experience a tough market in 2001, mainly as a result of the strength of Sterling against the Euro and the consequent decline in UK exports to the Eurozone. Net operating assets were reduced by £8.9 million to £49.5 million due to restructuring and now only account for a quarter of the total asset base of Trans European. Further restructuring of the business will occur in 2002 targeting additional cost savings of at least £2 million per annum.

FERRIES
The main reason for the reduction in earnings for Ferries to an operating loss of £1.0 million (2000 £20.1 million profit) was the adverse impact of foot and mouth disease, which resulted in lost profit of approximately £13 million.

P&O's 60% share of the operating profit of P&O Stena Line was £25.3 million (2000 £22.5 million). This was a good result in view of the challenging conditions and was largely due to a continuing high level of on board sales. Return on average net operating assets was 15%, comfortably exceeding the cost of capital. The total Short Sea freight market grew by 9%, although most of this was absorbed by a new entrant. The tourist market declined by 7% due to foot and mouth.

P&O North Sea Ferries, which operates the routes from Felixstowe, Hull and Teesport to Rotterdam and Zeebrugge, had a difficult year and recorded a loss. In addition to carrying far fewer Dutch and German passengers due to foot and mouth, the company incurred a number of one-off costs in connection with the introduction of the two new cruiseferries, *Pride of Rotterdam* and *Pride of Hull* and the major refurbishment of two existing ferries, *Norsea* and *Norsun*. *Pride of Rotterdam* and *Pride of Hull* are now operating on the Hull/Rotterdam route with considerable success. At just under 60,000 grt they are the largest ferries in the world with the capacity to carry 1,360 passengers all in cabins, 400 freight units and 250 cars. They have replaced four ships on the route with consequential ongoing cost savings and improved yield.

P&O Portsmouth, which operates the routes from Portsmouth to Le Havre, Cherbourg and Bilbao, although still loss making, made a marked recovery. The company performed strongly in the passenger market and continued to make progress with on board sales. Most of our ships there are chartered and capital employed is therefore low. As we renegotiate these charters this year, and retonnage where appropriate, further benefits will be seen in 2003 as a result of which we would expect to be cash positive.


P&O



UK MARKET LEADER

Exceptional levels of service









Ferries

	£m 2000	**£m 2001**
Turnover	433.4	**455.8**
Operating profit	20.1	**(1.0)**
Net operating assets	432.8	**423.7**







P&O Irish Sea continued to operate on five routes and in November added a sixth route when a new service commenced between Mostyn in North Wales and Dublin. Results were in line with the prior year despite foot and mouth. Since the year-end, a further ship, *European Highlander*, has been launched by Mitsubishi in Japan. This vessel, which can carry 410 passengers and 107 freight units, will commence operations on the Cairnryan/Larne route in June where she will join her sister ship, *European Causeway*. Two older ships will then be withdrawn and costs saved.

P&O Scottish Ferries operates the lifeline services from the Scottish mainland to the Orkney and Shetland Islands. A satisfactory result was achieved for the year. The contract with the Scottish Executive to operate these routes will pass to another company in October 2002.

It is anticipated that 2002 will see a resumption of growth in tourist traffic now that the foot and mouth outbreak appears to be over. There should also be a marked benefit from the £40 million campaign to be undertaken by the government and the private sector in the coming weeks to bring tourists back to the UK in conjunction with the Golden Jubilee. In addition, there should be consequent increases in on board spend. We expect to see continuing growth in Anglo-Continental and Irish Sea freight, with increased average rates. P&O is committed to driving operational efficiencies across all routes and the business will also benefit from the Group procurement initiative mentioned previously. By the end of 2002 we expect Ferries to be achieving returns that cover the cost of capital.



P&O NEDLLOYD

The operating profit attributable to P&O's 50% share of the joint venture was £22.8 million (2000 £66.2 million). Total throughput increased by 5% to 3.2 million teu. Having started strongly, world trade growth in 2001 soon started to slow, a trend that gathered pace following the tragic events of 11 September. This trend was exacerbated by further deliveries of new ships in the industry. Average freight rates fell 4% year on year but 13% from the final quarter in 2000 to the final quarter in 2001. P&O Nedlloyd exceeded its cost savings target of US$180 million for 2001, reaching over US$200 million. Return on average net operating assets was 3% (2000 9%).

New equipment included an order for 23,000 teus of reefer containers, mainly to update services in the Europe and US East Coast-Australia/New Zealand trades. Other expenditure focused on enhanced IT systems, the new INTTRA portal and, with Ports, the new container terminal at New Jersey.

A number of service improvements were made in the year, notably between Asia and Western and Southern Africa, and between Asia and South America.
A series of major rationalisations not only reduced costs but also improved services. During the off season in major trades, the opportunity was taken to dry-dock and lay-up a higher than usual proportion of capacity.

INTTRA, the industry portal backed by 13 leading carriers, went live with initial programmes in October 2001 and is proving a success. Meanwhile P&O Nedlloyd continued to develop its own range of e-commerce facilities, implemented further stages of its internal systems improvement programme, and made further enhancements to its logistics services.

Average freight rates have fallen a little further in early 2002 although there are tentative signs on some trades that they may have bottomed out. Limited increases in container throughput are anticipated until the second half of the year and are not expected to exceed the rate of supply of new ships until 2003. Further cost savings programmes totalling approximately US$200 million by the end of 2003 have previously been announced. The global operations and IT systems introduced in 2001 have enabled these programmes to be significantly expanded with the aim of reaching US$350 million in the same time scale. A main component will be the reduction in headcount of 1,000 this year. Other measures being taken include rationalising services and laying up tonnage as well as tight control of capital expenditure and working capital.

Container shipping has a high level of operational gearing. The major cost savings being achieved by P&O Nedlloyd mean that the benefits from a turnround in world trade are likely to be significant. It also puts the company in a good position to exploit consolidation opportunities.

P&O Nedlloyd

	£m 2000	**£m 2001**
Operating profit	66.2	**22.8**
Net operating assets	760.8	**774.4**


P&O

BULK SHIPPING

Throughout 2001 P&O held a 50% interest in Associated Bulk Carriers (ABC). The other 50% interest was held by Eurotower Holdings who merged ABC with their own fleet. P&O's interest reported an operating profit of £8.3 million and during the year P&O received dividend payments totalling approximately £18.2 million. Net revenue per day was approximately US$14,400 (2000 US$17,000). The company was externally managed throughout the year and we will look for opportunities to dispose of our remaining interest.

In November, it was announced that ABC would form part of a major new pool of capesize tonnage including ships currently owned, managed or operated by Belships, Bocimar, A P Moeller, OSG and Zodiac Maritime and would be marketed under the name Cape International. The pool is one of the world's largest capesize operations and will enable a significantly enhanced service to be offered to customers.





HIGH QUALITY GLOBAL PRODUCT

Advanced IT skills












McDona

WORKING CLOSELY WITH P&O PORTS

Attractive US and UK development portfolio



PROPERTY
Property achieved another good result with operating profit of £94.7 million (2000 £133.9 million) from a reduced asset base. The main contributor was development sales. As expected, rental income was much lower following the sale of the major part of the UK investment property portfolio in 2000.

At the end of 2001, total net operating assets for Property were £848.1 million. The development portfolio accounted for approximately 70% and investment property 10%. The remainder consisted of other smaller property related businesses that will be realised in due course.

Of the development portfolio, 60% of the net operating assets are located in the US, 25% in Germany and most of the remainder in the UK. In the US, a significant proportion of the assets are land banks and related work in progress at Denver and Atlanta. Denver achieved another strong result, with increased turnover and profit compared to 2000, while Atlanta saw a reduced level of activity. In Boston, further steady progress was made in refurbishing the old Boston Wharf properties.

Property development in Germany had a good year. The last phase of our major office development in Hamburg was started and some letting progress was made. In the UK, sites were disposed of at Chelsea Harbour and Stratford in London while planning consent was obtained for the six acre mixed use development adjoining Kings Cross station. Applications have been submitted for the development of a major container terminal and logistics hub at London Gateway (formerly Shell Haven) with P&O Ports.

Most of the much smaller investment portfolio is in the US. Rent levels remained generally firm in 2001. Our other property related businesses had a reasonable year and included a good performance by our resort at La Manga in Spain.

We are making good progress in exploiting our property development portfolio. Over the next few years we shall continue to build out the US land banks. We will be proactive in looking for profitable sales from the rest of the division and expect the total resources to reduce substantially.

Sir Bruce MacPhail
Managing Director
7 March 2002










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Board of directors

The directors of the Company at the date of this report are:

1 The Lord Sterling of Plaistow CBE #
67; appointed to the Board on 6 February 1980; Chairman since 1983; Chairman of P&O Princess Cruises plc.

2 Sir Bruce MacPhail #§
62; appointed to the Board on 5 October 1983; Managing Director since 1985; Non-executive director of Chelsfield Plc.

3 Douglas Anderson
56; appointed to the Board on 1 January 2001; Managing Director of P&O Ports since 1999; joined P&O Australia Ltd in 1966, becoming Finance Director in 1985 and Assistant Managing Director in 1990.

4 Sir David Brown *†
51; Non-executive director since 16 January 2002; Chairman of Motorola Limited; Fellow of the Royal Academy of Engineering and the Institution of Electrical Engineers.

5 Sir John Collins *†#§
60; Non-executive director since 10 June 1998; Deputy Chairman of Dixons Group plc; Director of the London Symphony Orchestra; Non-executive director of NM Rothschild & Sons.

6 Joanne Curin §
43; appointed to the Board on 23 October 2000; Finance Director; joined P&O Australia Ltd in 1998 as Finance Director; previously a director of Carter Holt Harvey (1994-98) and of Kelt Energy Plc (1991-94).

7 Graeme Dunlop
59; appointed to the Board on 6 February 1991; Chairman and Managing Director of P&O Ferries Ltd; Chairman of P&O Trans European (Holdings) Ltd; President of the Chamber of Shipping 1999/2000; joined P&O in 1964.

8 Michael Everard *†#
53; Non-executive director since 1 January 2001; Chairman of F T Everard & Sons Ltd; President of The Baltic & International Maritime Council; a member of the executive Board of Lloyd's Register of Shipping; Director of Britannia P&I Club.

9 Rodney Galpin *†#Ø
70; Non-executive director since 18 January 1996; Chairman of ALPHA Airports Group Plc; Non-executive Deputy Chairman of Abbey National Treasury Services plc.

10 Michael Gradon
42; appointed to the Board on 10 June 1998; Executive Director, Commercial and Legal Affairs and Company Secretary; joined P&O in 1986, becoming Group Legal Director in 1994 and Company Secretary in 1996.

11 Richard Hein
66; appointed to the Board on 1 January 1998; Chairman and Managing Director of P&O Australia Ltd and Chairman of P&O Ports and P&O Cold Logistics since 1998; joined P&O Australia Ltd in 1963; Non-executive director of HSBC Bank Australia Ltd and P&O Cruises Australia.

12 Charles Rice
48; appointed to the Board on 7 February 2001; Managing Director of P&O Trans European (Holdings) Ltd since 1996; joined Overseas Containers Ltd, now part of P&O Nedlloyd, in 1974; transferred to P&O's Logistics division in 1989.

13 Peter Smith
50; appointed to the Board on 1 January 2000; Executive Director, Communications and Strategy; joined P&O in 1994; formerly Principal Private Secretary to the Secretary of State for Trade and Industry.

14 Robert Woods
55; appointed to the Board on 18 January 1996; Group Managing Director of P&O Nedlloyd Container Line Ltd since 2000; Chairman of Southampton Container Terminals Ltd; Vice President of the Chamber of Shipping; joined P&O in 1971.

* Member of the audit committee **(Chairman: Rodney Galpin)**

† Member of the remuneration committee **(Chairman: Sir John Collins)**

\# Member of the nomination committee **(Chairman: Lord Sterling)**

§ Member of the risk management committee **(Chairman: Sir John Collins)**

Ø Senior non-executive director

Five year financial record

Certain prior year figures are pro forma figures. They have been prepared to illustrate the results and state of affairs of the Group excluding the results, cash flows and net assets of the companies and businesses transferred to P&O Princess Cruises plc as a result of the demerger of the Group's cruise business on 23 October 2000. The basis of preparation is set out in note 2 on page 56.

Group profit summary for the years ended 31 December

	Actual 2001 £m	Pro forma 2000 £m	Pro forma 1999 £m	Pro forma 1998 £m	Pro forma 1997 £m
Group turnover					
Continuing operations	**2,476.0**	2,563.0	2,366.7	2,074.4	2,410.3
Discontinued operations	**–**	–	2,464.6	2,714.7	2,489.8
	2,476.0	2,563.0	4,831.3	4,789.1	4,900.1
Total operating profit					
Continuing operations	**273.6**	365.3	326.8	291.8	298.7
Discontinued operations	**–**	–	40.2	53.7	83.6
	273.6	365.3	367.0	345.5	382.3
Continuing operations					
Profit/(loss) on sale of fixed assets and businesses	**9.7**	(106.4)	(67.3)	(43.6)	102.3
Discontinued operations					
Profit/(loss) on sale of fixed assets and businesses	**3.3**	–	120.9	(3.4)	(19.0)
Profit before interest and taxation	**286.6**	258.9	420.6	298.5	465.6
Net interest payable and similar items	**(113.6)**	(96.2)	(127.5)	(125.8)	(182.8)
Profit on ordinary activities before taxation	**173.0**	162.7	293.1	172.7	282.8
Taxation	**(44.8)**	(83.7)	(80.7)	(57.0)	(70.0)
Equity minority interests	**(8.9)**	(14.1)	(13.7)	(6.0)	(7.4)
Profit for the financial year	**119.3**	64.9	198.7	109.7	205.4
Dividends per £1 nominal of deferred stock	**13.5p**	22.5p	33.0p	31.5p	30.5p
Earnings per £1 nominal of deferred stock	**17.0p**	9.1p	29.1p	16.1p	32.3p
Headline earnings per £1 nominal of deferred stock	**17.3p**	28.5p	25.1p	23.5p	21.4p

Headline earnings for the years ended 31 December

	Actual 2001 £m	Pro forma 2000 £m	Pro forma 1999 £m	Pro forma 1998 £m	Pro forma 1997 £m
Operating profit	**273.6**	365.3	367.0	345.5	382.3
Net interest payable and similar items	**(113.6)**	(96.2)	(127.5)	(125.8)	(182.8)
Headline profit	**160.0**	269.1	239.5	219.7	199.5
Amortisation of goodwill	**10.2**	7.6	2.4	0.9	–
Taxation	**(40.0)**	(67.3)	(55.7)	(57.6)	(53.3)
Equity minority interests	**(8.9)**	(14.1)	(13.7)	(6.0)	(7.4)
Non-equity dividends	**(3.8)**	(3.8)	(7.6)	(7.6)	(7.6)
Headline earnings	**117.5**	191.5	164.9	149.4	131.2

Reconciliation of earnings per £1 nominal of deferred stock

	pence	pence	pence	pence	pence
Headline earnings per £1 nominal of deferred stock	**17.3**	28.5	25.1	23.5	21.4
Amortisation of goodwill	**(1.5)**	(1.1)	(0.4)	(0.1)	–
Post-tax profit/(loss) on sale of fixed assets and businesses	**1.2**	(18.3)	4.4	(7.3)	10.9
Earnings per £1 nominal of deferred stock (FRS3 basis)	**17.0**	9.1	29.1	16.1	32.3

Headline earnings per £1 nominal of deferred stock have been calculated in accordance with the recommendations of the Institute of Investment Management and Research. The directors consider that headline earnings give a useful indication of underlying performance.

Group balance sheet summary at 31 December

	Actual 2001 £m	Actual 2000 £m	Pro forma 1999 £m	Pro forma 1998 £m	Pro forma 1997 £m
Goodwill	**181.8**	171.3	100.4	6.8	–
Ships	**186.6**	197.5	169.8	169.1	627.4
Properties	**485.5**	484.4	979.7	1,229.0	1,287.7
Other fixed assets	**641.1**	598.7	517.1	564.7	569.0
Investments	**1,113.4**	1,062.1	951.0	895.5	626.5
Current assets excluding cash and short term investments	**1,107.8**	1,240.2	1,206.8	1,400.3	1,649.7
	3,716.2	3,754.2	3,924.8	4,265.4	4,760.3
Net borrowings	**(1,096.7)**	(1,025.4)	(943.7)	(952.6)	(1,477.7)
Other long term liabilities	**(221.1)**	(188.2)	(158.7)	(134.7)	(193.9)
Other creditors	**(710.3)**	(806.7)	(803.9)	(1,327.9)	(1,166.7)
Equity minority interests	**(52.9)**	(71.1)	(77.5)	(39.6)	(32.9)
Stockholders' funds	**1,635.2**	1,662.8	1,941.0	1,810.6	1,889.1

Group cash flow summary for the years ended 31 December

	Actual 2001 £m	Pro forma 2000 £m	Pro forma 1999 £m	Pro forma 1998 £m	Pro forma 1997 £m
Net cash flow before investing activities	**203.2**	292.3	198.9	167.3	228.5
Purchase of fixed assets and investments	**(276.8)**	(250.2)	(247.8)	(146.9)	(193.5)
Sale of fixed assets and investments	**134.6**	640.5	45.0	602.3	118.2
Purchase of subsidiaries, joint ventures and associates	**(88.2)**	(188.4)	(251.0)	(174.6)	(92.7)
Sale of subsidiaries, joint ventures and associates	**111.0**	98.0	569.4	88.3	253.0
	83.8	592.2	314.5	536.4	313.5
Equity dividends paid	**(92.1)**	(222.4)	(282.1)	(53.2)	(124.6)
Net cash flow before management of liquid resources and financing	**(8.3)**	369.8	32.4	483.2	188.9

Financial data

	Actual 2001 £m	Actual 2000 £m	Pro forma 1999 £m	Pro forma 1998 £m	Pro forma 1997 £m
Net operating assets	**3,552.1**	3,502.4	3,780.2	3,803.0	4,159.3
Debt to equity ratio Net borrowings (loans, short term borrowings and overdrafts less short term investments and cash) as a percentage of stockholders' funds	**67.1%**	61.7%	48.6%	52.6%	78.2%
Net assets per £1 nominal of deferred stock Stockholders' funds less convertible, concessionary and preferred stock divided by deferred stock in issue at the end of the year	**£2.29**	£2.34	£2.72	£2.62	£2.82
Interest cover (*Pro forma) Operating profit divided by net interest and similar items	**2.4**	3.8*	2.9	2.7	2.1

Results in summary

Turnover and total operating profit

	Turnover			Total operating profit		
	Actual 2001 £m	Pro forma 2000 £m	Pro forma 1999 £m	Actual 2001 £m	Pro forma 2000 £m	Pro forma 1999 £m
Continuing operations						
Ports	**630.7**	531.6	368.2	**115.1**	102.5	73.1
Logistics						
Cold Logistics	**137.2**	105.8	85.5	**18.0**	13.9	9.0
Contract Logistics	**745.5**	668.7	619.9	**15.9**	12.9	11.0
Unit Loads	**299.4**	322.3	313.9	**(0.2)**	(2.0)	2.3
Ferries	**455.8**	433.4	433.2	**(1.0)**	20.1	60.0
P&O Nedlloyd	**–**	–	–	**22.8**	66.2	1.0
Bulk shipping	**–**	103.5	–	**8.3**	17.8	(20.2)
Property	**207.4**	397.7	546.0	**94.7**	133.9	190.6
	2,476.0	2,563.0	2,366.7	**273.6**	365.3	326.8
Discontinued operations	**–**	–	2,464.6	**–**	–	40.2
	2,476.0	2,563.0	4,831.3	**273.6**	365.3	367.0

In 1999, discontinued operations comprised Bovis, Earls Court Olympia and the Australian services business.

Total operating profit by half year

	Six months to 30 June		Six months to 31 December		Twelve months to 31 December	
	Actual 2001 £m	Pro forma 2000 £m	Actual 2001 £m	Pro forma 2000 £m	Actual 2001 £m	Pro forma 2000 £m
Continuing operations						
Ports	**52.9**	40.3	**62.2**	62.2	**115.1**	102.5
Logistics						
Cold Logistics	**8.8**	6.2	**9.2**	7.7	**18.0**	13.9
Contract Logistics	**6.6**	4.8	**9.3**	8.1	**15.9**	12.9
Unit Loads	**(0.2)**	(0.8)	**–**	(1.2)	**(0.2)**	(2.0)
Ferries	**(18.1)**	(7.4)	**17.1**	27.5	**(1.0)**	20.1
P&O Nedlloyd	**23.8**	9.7	**(1.0)**	56.5	**22.8**	66.2
Bulk shipping	**7.4**	3.5	**0.9**	14.3	**8.3**	17.8
Property	**54.5**	92.3	**40.2**	41.6	**94.7**	133.9
	135.7	148.6	**137.9**	216.7	**273.6**	365.3

Further information on the above reporting divisions is given in the Chairman's statement on pages 4 to 7 and in the Managing Director's report on pages 8 to 27.

Net operating assets and operating profit before depreciation and amortisation

	Net operating assets			Operating profit before depreciation and amortisation		
	Actual 2001 £m	Actual 2000 £m	Pro forma 1999 £m	**Actual 2001 £m**	Pro forma 2000 £m	Pro forma 1999 £m
Continuing operations						
Ports	**964.2**	857.7	672.2	**164.5**	137.8	95.4
Logistics						
Cold Logistics	**186.3**	160.0	97.4	**25.8**	20.3	13.8
Contract Logistics	**154.9**	127.9	98.5	**30.1**	26.8	21.9
Unit Loads	**49.5**	58.4	74.8	**5.1**	4.0	8.8
Ferries	**423.7**	432.8	416.6	**46.3**	67.7	109.9
P&O Nedlloyd	**774.4**	760.8	694.5	**118.5**	141.6	63.9
Bulk shipping	**151.0**	216.8	159.1	**19.6**	35.0	(4.2)
Property	**848.1**	888.0	1,567.1	**100.4**	142.3	194.5
	3,552.1	3,502.4	3,780.2	**510.3**	575.5	504.0
Discontinued operations	**–**	–	–	**–**	–	53.2
	3,552.1	3,502.4	3,780.2	**510.3**	575.5	557.2

Net operating assets include ships under construction of £3.9m (2000 27.8m, 1999 £19.5m) within Ferries.

In the above table operating profit before depreciation and amortisation is stated after adding back to total operating profit the depreciation and amortisation of all Group subsidiaries and the Group's share of depreciation and amortisation of P&O Stena Line, P&O Nedlloyd and Associated Bulk Carriers.

Net capital expenditure – investment and replacement

	Net capital expenditure					
	Invest-ment Actual 2001 £m	**Replace-ment Actual 2001 £m**	Invest-ment Pro forma 2000 £m	Replace-ment Pro forma 2000 £m	Invest-ment Pro forma 1999 £m	Replace-ment Pro forma 1999 £m
Ports	**(121.3)**	**(13.2)**	(187.9)	(19.6)	(251.1)	(16.9)
Logistics						
Cold Logistics	**(24.9)**	**(4.6)**	(46.0)	(4.8)	(31.6)	(3.7)
Contract Logistics	**(22.0)**	**(4.0)**	(24.1)	(14.4)	(9.1)	(14.1)
Unit Loads	**(0.5)**	**(2.9)**	9.7	(5.2)	(0.2)	(4.5)
Ferries	**(5.7)**	**(10.5)**	(19.7)	(15.3)	(24.5)	(13.0)
	(174.4)	**(35.2)**	(268.0)	(59.3)	(316.5)	(52.2)

	2001	2000	1999
Total for Ports, Logistics and Ferries	**(209.6)**	(327.3)	(368.7)
Bulk shipping	**62.1**	(20.5)	–
Property	**28.1**	647.7	155.3
Discontinued operations	**–**	–	329.0
	(119.4)	299.9	115.6

The above table includes the net cash flows for capital expenditure and financial investment and for acquisitions and disposals.

Financial review

Acquisitions and disposals

Although there were no significant changes in the Group during the year ended 31 December 2001, there have been a number of smaller acquisitions. In October 2001, Ports acquired the Australian ports logistics service provider, Smith Bros, for approximately £16 million, thereby extending its reach in the local logistics supply chain. In November 2001, operations commenced at the Chennai Container Terminal, where Ports through its 75 per cent stake leads the 30 year concession to manage and develop the port. In addition Ports increased its stake in Asian Terminals in the Philippines and Port Qasim in Pakistan. Cold Logistics acquired the Condyne Group of Massachusetts in February 2001 for approximately £11 million and the Eskimo Logistics Group in New Zealand in May 2001 for approximately £6 million.

Results and cashflow

Following the demerger of the Group's cruise business in 2000, pro forma comparative profit and loss account and cash flow figures have been prepared. These pro forma comparative figures are for illustrative purposes only and the basis of preparation is set out in note 2 on page 56.

Using these pro forma comparative figures operating profit from continuing operations decreased from £365.3 million to £273.6 million. The operating profit of Ports increased by 12 per cent from £102.5 million to £115.1 million. This included organic volume growth of 9 per cent. Total container throughput for the year was 9.8 million TEUs, an 18 per cent increase over last year.

Ferries' operating loss of £1.0 million was considerably worse than the previous year (£20.1 million profit), the main reasons being the foot and mouth epidemic and the one-off costs due to the restructuring of our North Sea routes.

Within Logistics, Cold Logistics achieved a strong result with an operating profit of £18.0 million, compared to £13.9 million in 2000. Half of this increase was from organic growth. Within P&O Trans European, Contract Logistics performed well with operating profit increasing to £15.9 million from £12.9 million, an increase of 23 per cent. P&O Trans European's other business, Unit Loads had a small operating loss of £0.2 million (2000 £2.0 million loss). This business suffered from the strength of sterling against the euro with the consequent fall in exports to Europe.

P&O Nedlloyd contributed £22.8 million of operating profit (2000 £66.2 million). Associated Bulk Carriers suffered from lower freight rates compared to the previous year. Within Property, income from investment property fell considerably following the sale of almost the whole of the UK investment property portfolio in March 2000. Against this, development property in North America and the UK maintained its strong recent performance.

The net interest charge increased from £96.2 million to £113.6 million. Net borrowings increased from £1,025.4 million in 2000 to £1,096.7 million in 2001.

There was a net profit of £13.0 million on the sale of fixed assets and businesses for 2001. This is not comparable to 2000 which included the cost of the demerger of the Group's cruise business, the losses on the sale of the UK property investment portfolio and the 50 per cent sale of Associated Bulk Carriers.

The tax charge was £44.8 million which is 25.9 per cent of profit before tax (2000 51.4 per cent). The effective tax rate on headline profit was 25.0 per cent, and there were tax charges relating to the sale of fixed assets and businesses of £4.8 million.

Headline earnings per £1 nominal of deferred stock decreased by 39 per cent to 17.3p, reflecting the decrease in headline profit.

Cashflow for the year was strong with the net cash inflow from operating activities almost covering interest, tax, net investment and the dividend payments.

Dividends and transfers to reserves

The proposed final dividend of 9.0p per £1 nominal of deferred stock would give a total for the year of 13.5p at a total cost of £91.8 million.

Dividends paid, proposed and accrued are shown in note 7 on page 62.

Capital

The Company issued £536,097 nominal of new deferred stock during the year, all of which was pursuant to options granted under stock option schemes.

Financial risk

The financial instruments held by the Group include cash, overdrafts, loans, a limited amount of interest bearing and non-interest bearing investments and non-equity stockholders' funds. The Group uses financial instruments to finance its operations. Derivative financial instruments are used to manage the interest rate and currency risks arising from its operations and its sources of finance. The derivatives used for this purpose are principally interest rate swaps and forward foreign currency contracts.

The purpose of treasury policies is to ensure that adequate cost-effective funding is available to the Group at all times, and that exposure to financial risk is minimised.

The main financial risks to which the Group is exposed are foreign currency risk and interest rate risk, as summarised below. No transactions of a speculative nature are undertaken. The Board reviews and agrees policies for managing these risks. None of these policies have been altered during the year.

Foreign currency risk

The Group has extensive overseas and international business operations and operates in a number of foreign currencies. The most important foreign currency to the Group is the US dollar, followed by the Australian dollar and the euro. In general, the Group's profits and stockholders' funds benefit if the US and Australian dollars and the euro are strong against sterling. The year end rate for the US dollar was $1.455=£1 (2000 $1.494=£1), for the Australian dollar it was $2.843=£1 (2000 $2.688=£1) and for the euro it was €1.635=£1 (2000 €1.591=£1).

The proportion of the Group's assets denominated in foreign currencies is 78 per cent with the result that the Group's sterling consolidated balance sheet, and in particular stockholders' funds, can be significantly affected by currency movements. The Group significantly mitigates the effect of such movements by borrowing in the same currencies as those in which the assets are denominated. An analysis of Group loans by currency is shown in note 19 on page 70.

In addition, 75 per cent of the Group's operating profit in 2001 was generated by businesses with functional currencies other than sterling. The results of these businesses are translated into sterling at average exchange rates for the purposes of consolidation. The impact of currency movements on operating profit is mitigated partially by interest costs being incurred in foreign currencies.

A portion of the Group's businesses generate part of their revenue and incur some costs outside their main functional currency. In particular, P&O Nedlloyd, in common with other operators in the container shipping industry, has US dollar based revenues with costs incurred in a range of currencies including US dollars, sterling, euros and Japanese yen. Some hedging, generally up to 12 months using forward contracts, is undertaken to reduce the short term effect of currency movements.

When the Group's businesses enter into capital expenditure or lease commitments in currencies other than their main functional currency, these commitments are hedged in most instances using forward contracts and currency swaps in order to fix the cost when converted to the functional currency. The main exposure of the Group's foreign currency commitments of this nature is in respect of a ferry in yen and euros. Forward contracts match the expected cash flows of the capital and lease commitments.

As well as the direct effect on cash flows, exchange rates also affect the Group's businesses because of their overall economic influence. In particular, exchange rates affect international trade flows which impact on the activities of the Group.

Interest rate risk

A small proportion of the Group's underlying borrowings are at fixed rates of interest. In addition, the Group uses interest rate swaps and other instruments to fix the interest cost on its floating rate borrowings in order to limit the impact of increases in interest rates. In the medium term, the Group's policy is to maintain between 50 and 75 per cent of borrowings at a fixed rate of interest. In the short term, the level of fixed rate borrowings may move out of the 50 to 75 per cent range, in which case a plan is put in place to move back within this range. Interest rate swaps have been taken out for periods of between two and fourteen years with an average life of 4.5 years at 31 December 2001. As detailed in note 19 on page 70, £716.1 million of borrowings were at fixed rates of interest as at 31 December 2001, either directly or indirectly through swap arrangements. This represents 65 per cent of net borrowings, with 63 per cent at rates fixed for more than one year.

Liquidity risk

The Group is currently funded mainly through bilateral bank borrowings which are largely repayable within five years, together with ship related finance which increases the average term of the Group's borrowings. The Group has significant cash balances and undrawn committed facilities, to provide additional liquidity if required.

Fuel hedging

Fuel swaps were transacted in 2001, which hedged 37 per cent of the Group's annual fuel consumption. This was undertaken in accordance with the Group's fuel hedging policy. As at 31 December 2001, 45 per cent of the Group's expected 2002 fuel consumption has been hedged by fuel price swaps.

Report of the directors

The directors present their report and accounts for the year ended 31 December 2001.

Principal group activities, review of operations and results

The Managing Director's review on pages 8 to 27 describes the principal activities and operations of the Group. The results of the Group are set out in detail on pages 50 to 53 and in the accompanying notes. Further information is given in the Chairman's statement on pages 4 to 7. The principal subsidiaries, joint ventures and associates are listed on pages 86 and 87. A financial review of the year is set out on pages 34 and 35.

Principal changes in the Group

There were no significant changes in the Group during the year ended 31 December 2001.

Directors

A list of the directors of the Company is given on page 29, including the dates of their appointment. Lord Hambro retired as a director on 18 May 2001. Sir David Brown was appointed a director on 16 January 2002; in accordance with the regulations of the Company he will retire at the forthcoming annual general meeting and being eligible will offer himself for re-election. In accordance with the regulations of the Company Sir John Collins, Graeme Dunlop, Peter Smith and Robert Woods will retire by rotation at the forthcoming annual general meeting and being eligible will also offer themselves for re-election. Rodney Galpin, the senior non-executive director who has served on the Board for six years, is required to offer himself for re-election as a non-executive director of the Company as he has reached the age of 70. Rodney Galpin has been asked to continue as a non-executive director of the Company in view of his invaluable knowledge and experience of the Group in this period of further transition. The unexpired service contracts of Sir David Brown, Sir John Collins and Rodney Galpin are given within the notice of meeting on page 88.

Dividends

The directors recommend a final dividend of 9.0p per £1 nominal of deferred stock. This would bring the total cash dividend for the year to 13.5p per £1 nominal of deferred stock. If approved, the final dividend will be paid on 5 June 2002 to deferred stockholders on the register at the close of business on 22 March 2002.

Employees

The Company is committed to keeping employees throughout the Group informed of performance, development and progress through its established system of briefings by management, the Group's monthly newspaper, Wavelength, and widely distributed news and information bulletins. There is a European Works Council, known as the P&O European Forum, the purpose of which is to inform and consult with employee representatives on transnational issues. Members are elected in the UK and Ireland and either elected or appointed, in accordance with national laws, in other countries. The P&O European Forum meets twice a year.

The Company's aim is to meet the objectives of the code of good practice on the employment of disabled people. Full and fair consideration is given to disabled applicants for employment and training, and career development is encouraged on the basis of aptitude and abilities. It remains Company policy to retain employees who become disabled whilst in its service and to provide specialised training where appropriate.

Employees are able to share in the Group's results through performance related bonus schemes which are widely applied in the Group. In addition, an Inland Revenue approved profit sharing scheme is available to qualifying employees in the UK who have served for a minimum period of five years (the P&O Profit Sharing Scheme (1985)).

The P&O 1994 Save As You Earn Stock Option Scheme ("the P&O SAYE scheme") was approved by stockholders in 1994. Under the P&O SAYE scheme, eligible employees may be invited to apply for options during the six weeks after the release of the interim or final results. The option granted to each individual is related to the amount of the individual's contract to save a fixed sum not exceeding £250 per month over a period of three, five or seven years with a financial institution nominated by the directors.

In view of the global nature of the P&O Group and the benefits of encouraging wide employee share ownership, the Company believes it is in the best interests of stockholders for the P&O SAYE scheme to be extended to overseas employees of the Group subject, where necessary, to adjustments to reflect local securities or other laws or fiscal requirements. Accordingly, resolution 14 set out in the notice of meeting on pages 88 to 90 seeks the approval of stockholders to adopt plans based on the P&O SAYE scheme for the benefit of overseas employees. All such plans would operate within the individual and plan limits applicable to the P&O SAYE scheme.

The P&O 2000 Executive Stock Option Plan ("P&O Option Plan") was approved by stockholders on 20 October 2000. Under the P&O Option Plan options may be granted twice a year, during the six weeks after the release of the interim or final results. The life of options is ten years and the price at which options can be granted is governed by the market price of deferred stock at the time of grant. There are restrictions on the total number of options that can be granted to any one executive and the scheme also contains limits on the total amount of stock over which options may be granted.

The rules of the P&O Option Plan reflect current institutional investor guidelines by requiring that options granted under the Plan can normally be exercised only if a performance target has been met. Options granted under this scheme will not normally be exercisable unless the growth in P&O's headline earnings per £1 nominal of deferred stock (as defined in the rules) over a period of at least three years from grant exceeds the percentage increase in the UK Index of Retail Prices by an average of at least three per cent per annum. The rules permit the adoption of a different basis if at the time of a grant of options it is thought appropriate to do so, provided that the replacement conditions are no less demanding.

Corporate Governance

In 1998 the London Stock Exchange published the Principles of Good Governance and Code of Best Practice ("the Combined Code") which is derived from the work of the Cadbury, Greenbury and Hampel committees. The Company has complied with the Combined Code throughout the year, apart from the balance between the executive and non-executive directors. Since 23 October 2000, the ratio of non-executive directors to executive directors has been less than the 1:2 recommended by the Combined Code. Currently there are four non-executive directors and ten executive directors. Due to the high calibre and wide experience of the non-executive directors, this is not considered a significant departure from the principles of the Combined Code.

The Company applies the principles of the Combined Code in the following ways:

Directors

The full Board meets at least ten times each year. Although there is a prescribed pattern of presentation to the Board, including matters specifically reserved for the Board's decision, all Board meetings tend to have further subjects for discussion and decision taking. Board papers, including an agenda, are sent out in advance of the meetings. Board meetings are discursive in style and directors are encouraged to offer their opinions.

There is a chairman, a managing director and a senior non-executive director. All non-executive directors are considered to be independent from management and free from any relationship which could interfere with their independent judgement. Non-executive directors have letters of appointment, but as with executive directors they must seek election at the first available annual general meeting after their appointment and thereafter stand for election at least every three years.

All directors have access to the company secretary, who is also a director, and independent professional advice at the Company's expense if necessary.

There is a nomination committee which meets when necessary to provide advice and make recommendations to the Board on Board composition.

Directors' remuneration

The total remuneration package of the executive directors is structured to attract, retain and motivate executive directors. On behalf of the Board, the remuneration committee has, in consultation with external advisers, completed a comprehensive review of executive directors' remuneration, including bonuses and long term incentives, to ensure consistency with market practice, local conditions, business objectives and the creation of value for stockholders.

No executive director has a service contract of more than 12 months with the Company or any of its subsidiaries. Executive directors appointed to the Board on or after the demerger of the Group's cruise business on 23 October 2000 have payment in lieu of notice provisions in their service contracts. Stockholder approval was obtained for the P&O Deferred Bonus and Co-Investment Matching Plan, at an extraordinary general meeting held on 20 October 2000.

The remuneration of non-executive directors, in the form of an annual fee, is recommended by the Board and changes are approved by stockholders at annual general meetings. They may also receive fees for additional services such as chairing a Board committee. Non-executive directors are not eligible for incentive schemes or other benefits.

Relations with stockholders

The Company's practice is to send the notice of the annual general meeting and proxy voting forms to stockholders at least 20 working days before the meeting. The Chairman always sets aside a period of time for questions from the floor by eligible stockholders and the chairmen of the audit, remuneration and nomination committees are required to attend. It is the practice of the Company to indicate the level of proxy voting at general meetings.

Presentations are given to institutional stockholders at the time of the interim and annual results and soundings are taken from them on strategic and management issues.

All press releases and further stockholder information are available on the Group's website, www.pogroup.com.

Accountability and audit

The Board is ultimately responsible for the Group's system of internal control and reviewing its effectiveness. However, such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and by its nature can provide only reasonable and not absolute assurance against material misstatement or loss.

The processes used by the Board to review the effectiveness of the system of internal control include the following:

The audit committee, the members of which are given on page 29, is comprised wholly of non-executive directors. The audit committee has written terms of reference and reports to the Board. It reviews the approach adopted by Group Corporate Review and the scope of the work of, and the relationship with, the external auditors. It also receives reports from Group Corporate Review and the external auditors on the system of internal financial control and any material control weaknesses that have been identified, and discusses the actions to be taken in areas of concern with the relevant executive directors.

The Group also operates a comprehensive risk management process in order to identify significant risks facing each division and how those risks are managed. Divisional management produce a risk register in which significant risks applicable to their areas of business are identified and evaluated, together with the likelihood of the risks occurring and the embedded control processes in place to mitigate the risks. This is a continual process, and may be associated with a variety of financial, operational and compliance matters including organisation structures, business strategies, disruption in information technology systems, competition, natural catastrophe and regulatory requirements. A risk management committee comprising executive and non-executive directors, the members of which are given on page 29, reviews the effectiveness of the risk management process. The risk management committee has written terms of reference and reports to the Board. During 2001 external advisors were appointed by the risk management committee to review further and strengthen the risk management process.

The Board has established a strong control framework within which the Group operates. The principal features and key high level control procedures include:

An organisation structure which supports clear lines of communication and tiered levels of authority with delegation of responsibility and accountability.

Business strategies agreed at divisional Board level are approved by the main Board. In addition there are annual budgeting and strategic planning processes. Financial forecasts are prepared quarterly and these strategies are reviewed during the year to reflect significant changes in the business environment.

Evaluation and approval procedures for major capital expenditure and treasury related transactions such as borrowings and guarantees.

Regular reporting and monitoring of financial performance of the divisions, and the Group as a whole, using operating statistics and monthly management accounts which highlight key performance indicators and variances from budgets and quarterly forecasts.

Reviews of the effectiveness of the Group's health, safety and environment routine and contingency management processes.

Reviews of the effectiveness of the Group's systems of internal financial control coordinated by Group Corporate Review. Work is performed using a combination of self-assessment questionnaires, divisional review and Group Corporate Review visits. The documented conclusions and recommendations are confirmed at divisional management level and reported to the audit committee and the risk management committee.

Comparable policies have been implemented within the Group's significant joint ventures through arrangements applicable to those businesses. These are generally consistent with the scope, coverage and reporting requirements of the Group programme.

At each year end, divisional and significant joint venture management certify to the audit committee that an assessment of the risk management structures has been conducted throughout their businesses and that appropriate control procedures are in place or in hand to manage the risks identified. Confirmation of the process is reported to the Board by the audit committee and the risk management committee.

Report on directors' remuneration

Total remuneration

The total remuneration package of the executive directors, which is reviewed annually by the remuneration committee, the members of which are set out on page 29, consists of salary, annual performance bonus, an approved employee profit sharing scheme, long term incentives (including stock options), pension benefits and certain benefits in kind. No element of remuneration other than basic salary is pensionable.

Salary

Salary levels for executive directors are reviewed annually based on an independent assessment of market practice and are set to reflect the pay levels of executives with similar responsibilities at comparable companies.

Annual performance bonus

Executive directors participate in a bonus scheme which is linked to the achievement of profitability targets including returns on capital employed and other business goals. For those with divisional responsibility, bonus payments are based partly on the performance of the Group as a whole and partly on the performance of their respective divisions. Except in special or exceptional circumstances, annual performance bonus levels for executive directors based in the UK are generally limited to 50 per cent of salary and are always subject to the review of the remuneration committee. Executive directors may also be awarded up to a further 25 per cent of salary in the form of a deferred stock award to be held under the stockholder approved P&O Deferred Bonus and Co-Investment Matching Plan, which is described in further detail under long term incentives below.

The incentive targets are set by the Board and are designed to be demanding. Financial targets are normally set above those for the prior year, subject to the effect of structural change in any sector.

Share related benefits

Along with other UK employees who have reached a minimum period of five years employment, the executive directors in the UK may belong to the P&O Profit Sharing Scheme (1985). The employee profit share is a percentage of salary with an upper limit of £5,000 per annum.

The executive directors may receive annual grants of stock options under the P&O Option Plan, subject to a maximum aggregate exercise price of 150 per cent of basic annual salary (subject to the employer's national insurance contributions adjustment referred to below), although if the remuneration committee considers that exceptional circumstances exist which justify a higher amount, it may vary these limits and apply such higher amount as it, in its absolute discretion, may determine. They are also eligible, subject to the usual limits, to participate in the P&O SAYE scheme.

There is a facility for the Company to require optionholders to assume any liability the Company may have for employer's national insurance contributions due on the exercise of unapproved stock options. The Company may grant additional options in recognition of the liability that optionholders assume.

Directors' emoluments

The emoluments of the directors of the Company were:

	2001 Salary and fees £000	2001 Stock awards and bonus* £000	2001 Benefits £000	2001 Total £000	2000 Total £000
Executive directors					
Lord Sterling	345	45	106	496	969
Sir Bruce MacPhail	567	75	114	756	906
Douglas Anderson	275	14	110	399†	–
Joanne Curin	273	36	143	452	212†
Graeme Dunlop	316	10	18	344	433
Michael Gradon	255	33	19	307	466
Richard Hein	199	36	30	265	347
Charles Rice	179	24	9	212†	–
Peter Smith	205	27	46	278	326†
Robert Woods	340	32	30	402	516
Tim Harding	–	–	–	–	179#
Tim Harris	–	–	–	–	407#
Nick Luff	–	–	–	–	315#
Peter Ratcliffe	–	–	–	–	376#
Non-executive directors					
Sir John Collins	32	–	–	32	32
Michael Everard	25	–	–	25†	–
Rodney Galpin	32	–	–	32	32
Lord Hambro	11	–	–	11#	29
Peter Foy	–	–	–	–	19#
Baroness Hogg	–	–	–	–	19#
	3,054	332	625	4,011	5,583

† from date of appointment # up to date of resignation or retirement
* The stock awards will be the subject of 2002 awards under the P&O Deferred Bonus and Co-Investment Matching Plan

The annual salary of Richard Hein in local currency was AU$566,724 (2000 AU$547,050).

Tim Harding who retired as a director on 30 April 2000 was still employed by the Company until 31 July 2001 and was paid a salary of £83,825 and a bonus of £50,000 in respect of his employment between 1 January 2001 and 31 July 2001. Tim Harding had responsibilities for P&O Properties Ltd, P&O Developments Ltd and P&O Properties Inc.

Since 19 May 2001, Lord Hambro has been paid a consultancy fee at the rate of £20,000 per annum.

Richard Hein had a loan throughout the year from P&O Australia Ltd of AU$150,000. The loan bears interest at a fixed rate of 5 per cent per annum, all interest payments have been paid on their due dates and the loan is repayable on resignation or retirement.

Long term incentives

The Company introduced with effect from 23 October 2000 the P&O Deferred Bonus and Co-Investment Matching Plan (the "Matching Plan") for executive directors and senior executives within the Group.

The Trustee of the Matching Plan may grant awards to directors and senior executives which will allow executives to receive bonuses in the form of deferred stock either on a pre- or a post-tax basis. Participants may acquire a matching allocation of deferred stock at the end of a two year retention period, subject to the achievement of certain performance targets.

An executive may be granted a stock award which may not be exercised unless he or she remains in employment until the end of the two year retention period. The value of deferred stock over which stock awards may be granted in any year may not exceed a value equal to 25 per cent of the executive's annual basic salary.

An executive may also be granted a deferred stock bonus award in lieu of all or part of his or her annual cash bonus and in addition may also elect to apply his or her own funds in acquiring deferred stock which is contributed to the Matching Plan and known as invested stock. The aggregate value of the deferred stock subject to a stock award, a deferred stock bonus award and an invested stock award (valuing invested stock on a gross of tax basis) granted in any one year may not exceed 75 per cent of an executive's basic annual salary.

The Trustee may grant an executive a matching award which will entitle the executive to acquire up to a maximum amount of deferred stock which, at the date of grant, has a value equal to the aggregate value of the executive's stock award, deferred stock bonus award and invested stock award (valuing invested stock on a gross of tax basis).

The actual amount of deferred stock over which a matching award may be exercised is dependent on the Company's total shareholder return ("TSR") over the retention period compared to that of the other companies in the FTSE 350 Index. If the Company achieves median performance, a participant will be entitled to exercise 25 per cent of his matching award and if the Company achieves upper quartile performance, a participant will be entitled to exercise 100 per cent of his matching award. For performance between median and upper quartile, entitlement is calculated on a straight line basis. The Remuneration Committee reviews these targets on an annual basis.

Matching awards will only be exercisable if a secondary validating performance condition is also met. This requires the Company's earnings per share growth over the retention period to exceed the growth in the UK Retail Prices Index by an average of at least 3 per cent per annum.

Set out below are the total stock rights (in £1 nominal of deferred stock) for each executive director in respect of the awards made under the Matching Plan in 2001 referable to their bonus for the 2000 financial year, inclusive of additional deferred stock purchased in lieu of dividends foregone. The Trustee waives its right to receive dividends on the stock held in the Trust and following the payment of the dividend the Company asks the Trustee to purchase additional P&O deferred stock equivalent to the value of the dividend foregone.

	Stock Awards/ Deferred Stock Bonus Awards granted on 15 March 2001	Additional deferred stock purchased in lieu of dividends foregone	Total deferred stock for 2001 Matching Plan awards at 31 December 2001	Invested Stock
Lord Sterling	36,048	2,151	38,199	75,979
Sir Bruce MacPhail	109,179	6,516	115,695	23,908
Douglas Anderson	8,106	484	8,590	11,034
Joanne Curin	15,045	898	15,943	14,712
Graeme Dunlop	7,272	434	7,706	18,390
Michael Gradon	13,342	796	14,138	30,560
Richard Hein	13,567	810	14,377	2,937
Charles Rice	9,090	542	9,632	–
Peter Smith	36,000	2,149	38,149	–
Robert Woods	21,666	1,293	22,959	27,586

Prior to the demerger on 23 October 2000, the Company operated a Long Term Incentive Plan (the "LTIP"). At the time of the demerger, awards granted under the LTIP in relation to the 1996/99 performance period were allowed to vest and participants could choose to exercise such awards and acquire the underlying deferred stock. Executives were also given the opportunity to release such awards in consideration for the grant by the Company of replacement awards ("LTIP roll over awards") and related matching awards under the rules of the Matching Plan. The deferred stock that is acquired under the matching awards is dependent on the TSR performance of the Company.

The value of the deferred stock over which the LTIP roll over awards were granted was equivalent to the value of the deferred stock the subject of the released LTIP award (after adjustment for notional re-investment of the P&O Princess Cruises shares received on demerger). One half of an individual's LTIP roll over awards represents a 2001 LTIP award and the other half represents a 2002 LTIP award. The 2001 LTIP award became exercisable from 7 March 2002 and the 2002 LTIP awards may be exercised no earlier than the date on which the Company announces its results for the year ended 31 December 2002. The related matching awards are linked to the TSR performance of the Company in the period to 31 December 2001 and to 31 December 2002 respectively. The Company's TSR performance over the period from 24 October 2000 to 31 December 2001 resulted in a ranking position of 141 out of 324 companies. Therefore each participant's 2001 LTIP matching award can be exercised over deferred stock equal to 45 per cent of their 2001 LTIP award. This is set out in the following table.

	Deferred stock rights under the LTIP 2001 at 31 December 2000	Additional deferred stock purchased in lieu of dividends foregone	Deferred stock rights under the LTIP 2001 at 31 December 2001	Matching Award
Lord Sterling	92,830	2,712	95,542	40,892
Sir Bruce MacPhail	153,361	4,480	157,841	67,705
Douglas Anderson	44,288	1,292	45,580	19,552
Graeme Dunlop	55,222	1,611	56,833	24,379
Michael Gradon	40,096	1,172	41,268	17,701
Richard Hein	59,110	1,726	60,836	26,096
Peter Smith	43,419	1,268	44,687	19,168
Robert Woods	49,042	1,431	50,473	21,651

Charles Rice retained his awards under the LTIP in relation to the 1996/99 performance period and held rights to acquire £26,206 nominal of deferred stock at the date of his appointment to the Board on 7 February 2001. Additional deferred stock purchased in lieu of dividends foregone during the year was £283 nominal of deferred stock. He exercised the total award of £26,489 nominal of deferred stock on 12 September 2001, and the deferred stock price at date of exercise was 205.75p.

Set out below are the total stock rights for each executive director in respect of the LTIP 2002 awards, inclusive of additional deferred stock purchased in lieu of dividends foregone.

	Deferred stock rights under the LTIP 2002 at 31 December 2000	Additional deferred stock purchased in lieu of dividends foregone	Deferred stock rights under the LTIP 2002 at 31 December 2001
Lord Sterling	92,830	2,711	95,541
Sir Bruce MacPhail	153,360	4,479	157,839
Douglas Anderson	44,287	1,292	45,579
Graeme Dunlop	55,221	1,612	56,833
Michael Gradon	40,094	1,171	41,265
Richard Hein	59,110	1,726	60,836
Peter Smith	43,417	1,269	44,686
Robert Woods	49,041	1,431	50,472

Set out below are the total stock rights for each executive director in respect of the 1996/97 performance period, inclusive of additional deferred stock purchased in lieu of dividends foregone. Awards granted under the LTIP in relation to the 1996/97 performance period vested on 1 January 2000 and remain exercisable until 27 March 2005.

	Deferred stock rights under the LTIP at 31 December 2000	Additional deferred stock purchased in lieu of dividends foregone	Exercised	Price at date of exercise	Deferred stock rights under the LTIP at 31 December 2001
Lord Sterling	219,828	8,946	228,774	207.25p	–
Sir Bruce MacPhail	345,934	14,080	360,014	207.25p	–
Graeme Dunlop	112,992	5,673	58,797	207.25p	59,868
Michael Gradon	72,904	2,966	75,870	207.25p	–
Richard Hein	92,507	5,519	–	–	98,026
Peter Smith	95,286	5,683	–	–	100,969
Robert Woods	101,143	5,077	52,631	207.25p	53,589

In the case of the interim dividend for the year ended 31 December 2001 paid on 16 November 2001, those directors who had exercised their 1996/97 awards received their dividends in cash (aggregate amount £36,116) rather than through additional deferred stock purchased in lieu of dividends foregone.

Pension

The directors' pension arrangements are as follows:

	Current age	Accrued pension at 31 December 2001 £000	Increase from 31 December 2000 excluding inflation £000	Member's contributions £000
Lord Sterling	67	391	39	–
Sir Bruce MacPhail	62	337	47	–
Douglas Anderson	56	72	5†	–†
Graeme Dunlop	59	217	10	15
Michael Gradon	42	80	9	12
Richard Hein	66	117	–	–
Charles Rice	48	99	27†	8†
Peter Smith	50	55	5	4
Robert Woods	55	208	22	163

† from date of appointment

All executive directors at 31 December 2001, except Douglas Anderson, Joanne Curin and Richard Hein, are members of The P&O Pension Scheme ("the Scheme"). Under the Scheme, which is Inland Revenue approved, the directors may receive a pension of up to two-thirds of basic salary on normal retirement at age 60, with pension rights accruing at the rate of up to one thirtieth of basic salary per annum. No element of remuneration other than basic salary is pensionable. Douglas Anderson and Richard Hein are members of the P&O Australia Superannuation Fund, which is non-contributory, the effect of which, in sterling terms, is shown in the above table. Joanne Curin is a member of a defined contribution scheme, for which the contribution for the year was £95,532 (2000 £13,250).

In accordance with the Scheme's rules, since 31 May 1999 and 27 December 1999 respectively, Sir Bruce MacPhail and Lord Sterling have ceased to accrue further pension rights. They have, in accordance with Inland Revenue regulations, commuted part of their pensions for tax free cash sums and have deferred drawing their residual pensions. Their pension entitlements set out above are their pensions after commutation and the increase to 31 December 2001 reflects the Scheme's late retirement provisions.

The benefits that can be provided to Peter Smith from the Scheme are restricted by the pension earnings cap. Accordingly, the Company has established a Funded Unapproved Retirement Benefit Scheme for him, which operates on a defined contribution basis; the Company's contribution to this scheme was £33,620 (2000 £32,735).

Accrued pension at 31 December 2001 is the accumulated total amount of pension earned at that date and payable from normal retirement date.

The inflation rate of 1.7 per cent is in accordance with Schedule 3 of the Pension Schemes Act 1993.

In the case of death before retirement, a capital sum equal to four times basic salary is payable by the Scheme. Spouses' pensions are also provided by the Scheme and are 66 per cent of the member's pension (before commutation). Dependants' pensions may be payable at the trustee's discretion if there is no spouse and are the same percentage as spouses' pensions. Children's allowances are paid at the rate of 25 per cent of the spouse's pension for each of up to three children ceasing at the age of 18, or at the age of 23 if in full time education.

There are the following early retirement arrangements for directors depending on age and length of service:

(i) Age 55 and over and completed 25 years service, on voluntary and compulsory early retirement a pension of two-thirds of basic salary.

(ii) Age between 50 to 55 and completed 25 years service, for voluntary early retirement a proportion of the expected two-thirds pension based on service to date of retirement without actuarial reduction.

(iii) Age between 50 to 55 and completed 25 years service, on compulsory early retirement a full two-thirds pension.

The Scheme's rules guarantee pension increases during retirement fully in line with the RPI up to 3 per cent, subject to the minimum introduced in the Pensions Act 1995. Increases above 3 per cent are not guaranteed but the trustee has the power to grant them, if circumstances permit, without referring to the Company. Increases greater than 80 per cent of the movement in the RPI may be given with the agreement of the Company. The current policy of the Company and the trustee is to fund the Scheme for increases matching 80 per cent of the movement in the RPI. As a result of a review of transfer value calculations undertaken to ensure compliance with the Pensions Act 1995, the trustee of the Scheme has directed the Scheme's actuary to make only partial allowance for discretionary pension increases in transfer values calculated after 6 April 1997.

The pension entitlements shown exclude any additional pension purchased by the directors' Additional Voluntary Contributions.

Directors' interests

The directors and their families had the following beneficial interests in units of £1 nominal of deferred stock of the Company at 31 December 2001:

	2001	2000
Executive directors		
Lord Sterling	1,248,130	1,096,192
Sir Bruce MacPhail	752,685	389,931
Douglas Anderson	35,287	35,287†
Graeme Dunlop	70,993	10,333
Michael Gradon	90,457	11,962
Richard Hein	2,000	2,000
Charles Rice	48,815	20,491†
Peter Smith	4,917	3,219
Robert Woods	62,931	8,392
Non-executive directors		
Sir John Collins	4,414	4,414
Michael Everard	1,000	–†
Rodney Galpin	11,425	11,121

† at date of appointment

As shown on page 41, some of the executive directors also have a beneficial interest in the invested stock acquired under the terms of the Matching Plan.

Lord Sterling had a non-beneficial interest (which is included in the beneficial interests of Sir Bruce MacPhail) in £174,595 nominal of deferred stock (2000 £174,595).

The Company's register of directors' interests (which is open to inspection at the Company's head office) contains full details of directors' holdings of stock and options.

No director had interests, whether beneficial or non-beneficial, in the Company's preferred stock or debenture stocks or in the share capital, loan stocks or debenture stocks of the Company's subsidiaries at the beginning or end of the year or at the date of this report. No director had a material interest in any contract of significance with the Company or any subsidiary, joint venture or associate during the year.

The directors held the following options over £1 nominal of deferred stock under the P&O Option Plan and the P&O SAYE scheme:

	At 31 December 2000	Grant/exercise price	New options granted during the year	Grant/exercise price	At 31 December 2001
Lord Sterling	440,325	243p	282,615	205p	722,940
Sir Bruce MacPhail	645,851	243p	466,939	205p	1,122,790
Douglas Anderson	130,892†	243p	226,386	205p	357,278
Joanne Curin	217,511	243p	226,660	205p	444,171
Graeme Dunlop	358,415	243p	258,326	205p	616,741
Michael Gradon	225,552	243p	207,592	205p	433,144
Richard Hein	164,537	243p	150,700	205p	315,237
Charles Rice	97,598†	243p	160,262	205p	257,860
Peter Smith	219,076	243p	170,250	205p	
			1,664*	181p	390,990
Robert Woods	318,225	243p	277,962	205p	596,187

† at date of appointment
* P&O SAYE scheme options

The terms of the P&O Option Plan are summarised on pages 36 and 37.

The aggregate gains made by directors on the exercise of deferred stock under option were £nil (2000 £16,105). Sir Bruce MacPhail, the highest paid director, exercised no options during the year (2000 Chairman £nil).

The mid-market price of the deferred stock at 31 December 2001 was 238p (2000 317p). The highest mid-market price during the year was 315p and the lowest mid-market price was 178p. No directors' options lapsed during the year. The deferred stock options are generally exercisable not later than September 2011.

In December 2001, Douglas Anderson purchased a property from an Australian subsidiary of the Company, P&O Australia Ltd, for AU$925,000 being the open market value as determined by independent valuers. The profit to the subsidiary was AU$504,000.

The interests in the deferred stock of four directors have increased by a total of £283 nominal of deferred stock as a result of the reinvestment of dividends in their personal equity plans and individual savings accounts between 31 December 2001 and the date of this report.

Share capital

There may be occasions when it would be advantageous for the Company to issue stock for cash without a pre-emptive offer to existing stockholders, and since 1989 stockholders in general meeting have extended the authority for such issues originally given at the annual general meeting held on 6 May 1988, which authority also permits new limits to be prescribed. Stockholders' consent is therefore sought to resolution 11 set out in the notice of meeting on pages 88 to 90 authorising the directors to issue a specified amount of stock for cash, not exceeding £34 million nominal in aggregate (the same limit as last year), without first being required to offer such stock to existing stockholders. £34 million is approximately 5 per cent of the deferred stock currently in issue. The authority will expire at the conclusion of the annual general meeting in 2003 or on 17 August 2003, whichever is the earlier. Stockholders' approval of resolution 11, which will be proposed as special business, will also enable the directors, pursuant to resolution 8 passed at the annual general meeting held on 6 May 1988, to issue redeemable securities and convertible securities and to make technical provision for the manner of conversion.

There may be circumstances when, having regard to gearing levels, other investment opportunities and the effect on earnings per £1 nominal of deferred stock, it would be advantageous for the Company to purchase its own stock. Any stock purchased by the Company would be cancelled and the amount of stock in issue reduced accordingly. The existing authority for the Company to purchase its own stock, given at the annual general meeting held on 18 May 2001, expires at the conclusion of the annual general meeting to be held on 17 May 2002. Stockholders' consent is therefore sought to resolution 12 set out in the notice of meeting on pages 88 to 90 to enable the directors to purchase up to £34 million nominal of deferred stock (approximately 5 per cent of the deferred stock currently in issue), subject to the limits expressed in the resolution. The authority will expire at the conclusion of the annual general meeting in 2003, and it will be exercised only if there is a resultant increase in earnings per £1 nominal of deferred stock and if implementation of the proposal is for the benefit of stockholders generally.

Holders of the 5.5 per cent concessionary stock ("concessionary stock") should note that a purchase by the Company of deferred stock gives them the right to repayment of their stock at par together with accrued interest and dividends (whether earned or declared or not) calculated at the date of such purchase. This should not, however, be construed as a recommendation to such holders to exercise their right to repayment. Holders of concessionary stock should note that it may not be in their best interests to exercise the right of repayment and should seek their own personal financial advice in deciding whether or not to do so. If any concessionary stockholder wishes to exercise the right of repayment in the event of a buy-back of deferred stock by the Company pursuant to the authority being sought at the 2002 annual general meeting, then they should write to the Company Secretary at the head office of the Company.

Substantial stockholdings

As at the date of this report, the Company has been notified that the following have an interest in the Company's stock amounting to 3 per cent or more of the relevant class of the called up capital:

	Class	Holding £	Percentage of class
Franklin Resources, Inc	deferred	27,370,640	4.01
Prudential Corporation plc	deferred	27,104,014	3.97
Schroder Investment Management Ltd	deferred	40,652,563	5.96
UBS Asset Management Ltd	deferred	34,648,042	5.08
Aberdeen Asset Managers Ltd	preferred	321,000	9.60
Cleaning Tokens Ltd	preferred	102,731	3.07
Ecclesiastical Insurance Group	preferred	425,000	12.71
Kvaerner Pensions Common Investment Fund	preferred	125,000	3.74
Morley Fund Management Ltd	preferred	626,000	18.72
The Investment Company plc	preferred	504,151	15.08

Electronic communications and other changes to the Regulations

Following recent amendments to company law as a result of The Companies Act 1985 (Electronic Communications) Order 2000, formal electronic communication by a company with its members became legally possible.

Insofar as it applies to the Company, the Order provides that, where the Company and a stockholder agree, the annual report and accounts and summary financial statements may be sent to the stockholder electronically. Alternatively, where the Company and the stockholder agree, the Company can publish the relevant documents on a website and inform stockholders electronically that these documents are available electronically from a website.

Because the Company is incorporated by Royal Charter, some provisions of the Order do not apply to it. Of particular relevance are the provisions which permit a company, where itself and a stockholder agree, to send notices of meetings to the stockholder electronically and to allow the stockholder to appoint a proxy by electronic means.

It is proposed that amendments to the Regulations be approved to reflect these changes in company law and practice.

Electronic communications will only be used if both the Company and its stockholders agree. In the absence of such agreement, the Company will continue to use printed documents to send annual accounts, summary financial statements and notices of meetings to stockholders and stockholders will send printed proxy cards to the Company.

It is also proposed to amend the Regulations of the Company to enable the Company, in line with the majority of UK listed companies, to issue certificates to stockholders without using the Company Seal and to change the procedures for forfeiting unclaimed dividends after 12 years.

Details of the more important differences between the proposed new Regulations and the existing Regulations are set out in the explanatory notes on pages 89 and 90.

Corporate responsibility, safety and the environment

There are Group policies for health, safety, welfare, the environment and social responsibility. They are communicated to all staff. Each operating company is required to produce their own policies and management systems to reflect Group policies and best industry practice in its sector of business. The Company also encourages the adoption of similar policies by its significant joint ventures.

Monitoring of compliance with Group policies is maintained by periodic assessment under the direction of the Head of Group Safety and Environment. Reports are reviewed by Graeme Dunlop, the Board director responsible for safety, environmental and social responsibility issues. In addition a monthly report on these matters is submitted to the Board.

A separate report details the measures taken to minimise the environmental impacts of Group businesses. It is available on the internet at www.pogroup.com or by request to the Head of Group Safety and Environment.

Going concern

The directors, having made enquiries, consider that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future and therefore they consider it appropriate to adopt the going concern basis in preparing the accounts.

Creditor payment policy

The Company's policy is to pay suppliers in accordance with terms and conditions agreed when the orders are placed. Although the Company does not follow any code or standard on payment policy, where payment terms have not been specifically agreed invoices dated in one calendar month are paid close to the end of the following month. These policies are understood by the purchasing and finance departments. The Company has procedures for dealing promptly with complaints and disputes. The Company had 30 days' purchases outstanding at 31 December 2001.

Implications of the euro

The Group has successfully integrated the introduction of the euro into its operating systems. The Group has not incurred any significant costs to date.

Donations

During the year ended 31 December 2001 the Group contributed £722,000 (2000 £688,000) for charitable purposes. The Group made no contributions to European Union political parties during the year (2000 £nil).

Auditors

Stockholders' consent is sought to resolutions 9 and 10 set out in the notice of meeting on pages 88 to 90 proposing to re-appoint KPMG Audit Plc as independent auditors of the Company and to authorise the directors to determine the auditors' remuneration.

By order of the Board
R M Gradon
Secretary
7 March 2002

Directors' responsibilities in respect of the preparation of the accounts

The following statement, which should be read in conjunction with the statement of auditors' responsibilities included in the report of the independent auditors on page 49, is made with a view to distinguishing for stockholders the respective responsibilities of the directors and of the auditors in relation to the accounts.

The directors are required by the Companies Act 1985 to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss for the financial year.

In preparing the accounts, the directors are required to select appropriate accounting policies and then apply them consistently, make judgements and estimates that are reasonable and prudent and state whether all accounting standards which they consider to be applicable have been followed. The directors are also required to use a going concern basis in preparing the accounts unless this is inappropriate.

The directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy at any time the financial position of the Company and which enable them to ensure that the accounts comply with the Companies Act 1985.

The directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Report of the independent auditors

Report of the independent auditors to the members of The Peninsular and Oriental Steam Navigation Company
We have audited the accounts on pages 50 to 85.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the annual report. As described on page 48 this includes responsibility for preparing the accounts in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority and by our profession's ethical guidance.

We report to you our opinion as to whether the accounts give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Group is not disclosed.

We review whether the statement on pages 37 and 38 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information in the annual report, including the corporate governance statement, and consider whether it is consistent with the audited accounts. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts.

Basis of audit opinion
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts.

Opinion
In our opinion the accounts give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2001 and of the profit of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

In addition, we have reviewed the pro forma comparative figures for the Group profit and loss account on page 50, the Group cash flow statement on page 52 and certain related notes, which have been prepared to illustrate the results and state of affairs of the Group excluding the results and cash flows of the companies and businesses transferred to P&O Princess Cruises plc on 23 October 2000 as a result of the demerger of the Group's cruise business. In our opinion those pro forma comparative figures, so far as the calculations are concerned, have been properly compiled on the basis set out in note 2 to the accounts.

8 Salisbury Square
London
EC4Y 8BB
7 March 2002

KPMG Audit Plc
Chartered Accountants
Registered Auditor

Group profit and loss account

for the year ended 31 December 2001

	Note	Actual 2001 £m	Pro forma 2000 £m	Actual 2000 £m
Turnover: Group and share of joint ventures		**4,499.1**	4,393.5	5,774.7
Less: share of joint ventures' turnover		**(2,023.1)**	(1,830.5)	(1,830.5)
Continuing operations		**2,476.0**	2,563.0	2,563.0
Discontinued operations		**–**	–	1,381.2
Group turnover	3	**2,476.0**	2,563.0	3,944.2
Net operating costs	4	**(2,297.4)**	(2,318.4)	(3,462.1)
Group operating profit		**178.6**	244.6	482.1
Share of operating results of: joint ventures		**75.9**	110.4	110.4
associates		**19.1**	10.3	10.6
Continuing operations		**273.6**	365.3	365.3
Discontinued operations		**–**	–	237.8
Total operating profit: Group and share of joint ventures and associates	3	**273.6**	365.3	603.1
Continuing operations				
Profit/(loss) on sale of properties held as fixed assets		**2.5**	(17.1)	(17.1)
Profit/(loss) on sale of investments, ships and other fixed assets		**3.3**	(4.2)	(4.2)
Profit/(loss) on sale and termination of businesses		**3.9**	(85.1)	(85.1)
Discontinued operations				
Loss on sale of investments, ships and other fixed assets		**–**	–	(0.5)
Profit/(loss) on sale and termination of businesses		**3.3**	–	(207.8)
Profit on ordinary activities before interest and taxation	3	**286.6**	258.9	288.4
Net interest payable and similar items	5	**(113.6)**	(96.2)	(116.3)
Profit on ordinary activities before taxation		**173.0**	162.7	172.1
Taxation	6	**(44.8)**	(83.7)	(88.0)
Profit on ordinary activities after taxation		**128.2**	79.0	84.1
Equity minority interests	24	**(8.9)**	(14.1)	(15.9)
Profit for the financial year attributable to stockholders	8	**119.3**	64.9	68.2
Dividends on equity and non-equity share capital	7	**(95.6)**	(157.3)	(157.3)
Dividend in specie on the demerger of the cruise business		**–**	–	(1,807.3)
Retained profit/(loss) for the financial year	23	**23.7**	(92.4)	(1,896.4)

Dividends per £1 nominal of deferred stock	7	**13.5p**	N/A	22.5p
Basic earnings per £1 nominal of deferred stock	9	**17.0p**	9.1p	9.6p
Diluted earnings per £1 nominal of deferred stock	9	**17.0p**	9.0p	9.5p

Balance sheets

at 31 December 2001

	Note	Group 2001 £m	Group 2000 £m	Company 2001 £m	Company 2000 £m
Assets					
Fixed assets					
Intangible assets: Goodwill	10	**181.8**	171.3	**–**	–
Tangible assets					
Ships	11	**186.6**	197.5	**22.4**	24.0
Properties	12	**485.5**	484.4	**0.3**	0.3
Other fixed assets	13	**641.1**	598.7	**2.7**	3.5
Investments					
Subsidiaries	14	**–**	–	**2,293.6**	2,406.7
Joint ventures:				**729.6**	739.5
Share of gross assets		**1,725.4**	1,646.0		
Share of gross liabilities		**(816.9)**	(795.7)		
Share of net assets		**908.5**	850.3		
Associates		**180.7**	196.9	**64.2**	64.2
Other investments		**13.6**	14.9	**0.1**	0.1
Own shares held		**10.6**	–	**10.6**	–
Total investments	15	**1,113.4**	1,062.1	**804.5**	803.8
		2,608.4	2,514.0	**3,123.5**	3,238.3
Current assets					
Development and dealing properties	16	**393.2**	367.1	**2.3**	0.1
Stocks	17	**56.2**	61.8	**–**	–
Debtors	18	**658.4**	811.3	**211.8**	314.3
Cash at bank and in hand		**89.9**	90.3	**21.2**	7.0
		1,197.7	1,330.5	**235.3**	321.4
Creditors: amounts falling due within one year					
Loans	19	**(80.7)**	(80.2)	**(1.2)**	(1.1)
Other creditors	20	**(729.2)**	(828.4)	**(146.7)**	(186.7)
		(809.9)	(908.6)	**(147.9)**	(187.8)
Net current assets		**387.8**	421.9	**87.4**	133.6
Total assets less current liabilities		**2,996.2**	2,935.9	**3,210.9**	3,371.9
Creditors: amounts falling due in more than one year					
Loans	19	**(1,087.0)**	(1,013.8)	**(800.0)**	(771.2)
Other creditors	20	**(77.4)**	(54.3)	**(672.8)**	(939.4)
		(1,164.4)	(1,068.1)	**(1,472.8)**	(1,710.6)
Provisions for liabilities and charges	21	**(143.7)**	(133.9)	**(6.6)**	(7.0)
Net assets		**1,688.1**	1,733.9	**1,731.5**	1,654.3
Capital and reserves					
Called up share capital	22	**752.0**	751.4	**752.0**	751.4
Share premium account	23	**779.4**	778.8	**779.4**	778.8
Revaluation reserve	23	**(16.8)**	(15.9)	**–**	–
Other reserves	23	**(18.3)**	(20.6)	**–**	–
Profit and loss account	23	**138.9**	169.1	**200.1**	124.1
Equity stockholders' funds		**1,542.0**	1,569.6	**1,638.3**	1,561.1
Non-equity stockholders' funds	23	**93.2**	93.2	**93.2**	93.2
Stockholders' funds		**1,635.2**	1,662.8	**1,731.5**	1,654.3
Equity minority interests	24	**52.9**	71.1	**–**	–
		1,688.1	1,733.9	**1,731.5**	1,654.3

The accounts were approved by the Board of directors and signed on its behalf on 7 March 2002 by:

Lord Sterling
Sir Bruce MacPhail

Group cash flow statement

for the year ended 31 December 2001

	Note	Actual 2001 £m	Pro forma 2000 £m	Actual 2000 £m
Net cash inflow from operating activities	30(a)	**287.3**	389.2	702.7
Dividends from joint ventures and associates		**27.8**	5.6	5.6
Returns on investments and servicing of finance				
Interest received		**20.9**	57.4	58.4
Interest paid		**(86.0)**	(97.8)	(146.7)
Finance lease interest paid		**(7.5)**	(5.8)	(5.8)
Dividends paid to minority interests		**(8.1)**	(6.3)	(6.3)
Dividends paid to non-equity stockholders		**(3.8)**	(5.7)	(5.7)
Net cash outflow from returns on investments and servicing of finance		**(84.5)**	(58.2)	(106.1)
Taxation		**(27.4)**	(44.3)	(67.5)
Capital expenditure and financial investment				
Purchase of ships		**(103.7)**	(29.7)	(487.2)
Purchase of properties		**(47.8)**	(87.6)	(94.2)
Purchase of investments and other fixed assets		**(125.3)**	(132.9)	(149.6)
Sale of ships		**106.9**	4.5	13.2
Sale of properties		**18.1**	605.9	605.9
Sale of investments and other fixed assets		**9.6**	30.1	30.4
Net cash (outflow)/inflow for capital expenditure and financial investment		**(142.2)**	390.3	(81.5)
Acquisitions and disposals				
Purchase of subsidiaries	30(d)	**(54.5)**	(96.4)	(106.1)
Purchase of joint ventures and associates		**(33.7)**	(92.0)	(92.0)
Sale of subsidiaries	30(e)	**76.3**	(20.7)	(20.7)
Sale of joint ventures and associates		**34.7**	118.7	118.7
On demerger of P&O Princess Cruises	30(e)	**–**	–	(360.2)
Net cash inflow/(outflow) for acquisitions and disposals		**22.8**	(90.4)	(460.3)
Equity dividends paid		**(92.1)**	(222.4)	(222.4)
Net cash (outflow)/inflow before management of liquid resources and financing		**(8.3)**	369.8	(229.5)
Management of liquid resources		**0.1**	0.3	0.3
Financing				
Issues of stock		**1.3**	13.7	13.7
Short term borrowings		**–**	0.2	0.2
Movement on loans to P&O Princess Cruises		**–**	(236.4)	–
Loan drawdowns		**548.2**	2,034.9	2,194.7
Loan repayments		**(529.0)**	(1,961.9)	(1,990.7)
Finance lease capital payments		**(6.0)**	(5.9)	(5.9)
Investment in P&O Princess Cruises		**–**	(201.9)	–
Net cash inflow/(outflow) from financing		**14.5**	(357.3)	212.0
Increase/(decrease) in cash in the year	30(b)	**6.3**	12.8	(17.2)

Group statement of total recognised gains and losses

for the year ended 31 December 2001

	Actual 2001 £m	Actual 2000 £m
Profit for the financial year attributable to stockholders	**119.3**	68.2
(Deficit)/surplus on valuation of properties	**(5.8)**	3.8
Surplus/(deficit) on valuation of properties held by joint ventures and associates	**0.4**	(0.8)
Deferred taxation on valuation surplus	**(0.4)**	–
Fair value adjustments to existing interests in net assets on acquisition of subsidiary	**–**	(24.4)
Exchange movements on foreign currency net investments	**(41.7)**	149.2
UK taxation on exchange movements on foreign currency net investments: current period	**(2.7)**	(7.8)
: prior periods	**(2.4)**	(1.5)
Total recognised gains and losses for the financial year	**66.7**	186.7

Note of Group historical cost profits and losses

for the year ended 31 December 2001

	Actual 2001 £m	Actual 2000 £m
Profit on ordinary activities before taxation	**173.0**	172.1
Realisation of investment and property valuation movements of previous years	**(4.2)**	33.3
Difference between a historical cost amortisation charge and the actual amortisation charge of the year calculated at the revalued amount	**(0.9)**	–
Historical cost profit on ordinary activities before taxation	**167.9**	205.4
Historical cost profit/(loss) for the year retained after taxation, minority interests and dividends	**18.6**	(1,852.7)

Reconciliations of movements in stockholders' funds

for the year ended 31 December 2001

	Group 2001 £m	Group 2000 £m	**Company 2001 £m**	Company 2000 £m
Total recognised gains and losses for the financial year	**66.7**	186.7	**171.5**	851.3
Dividends on share capital	**(95.6)**	(157.3)	**(95.6)**	(157.3)
Demerger dividend in specie	**–**	(1,807.3)	**–**	(926.0)
New stock issued	**1.3**	13.7	**1.3**	13.7
Goodwill on disposals and demerger	**–**	51.5	**–**	–
Net change in stockholders' funds	**(27.6)**	(1,712.7)	**77.2**	(218.3)
Stockholders' funds at the beginning of the year	**1,662.8**	3,375.5	**1,654.3**	1,872.6
Stockholders' funds at the end of the year	**1,635.2**	1,662.8	**1,731.5**	1,654.3

In 2000, the Group demerger dividend in specie represents the net assets of the cruise business at the date of demerger and the Company demerger dividend in specie represents the Company's interest in P&O Cruises Ltd at that date.

Notes to the accounts

1 Accounting policies

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to these accounts.

Basis of preparation of accounts

The accounts have been prepared on the historical cost basis modified to include certain properties at market value and in accordance with the Companies Act 1985 except as stated under properties.

The accounts have been prepared in accordance with applicable United Kingdom accounting standards, including Financial Reporting Standard 18 (Accounting policies) and the transitional arrangements within Financial Reporting Standard 17 (Retirement benefits). The implementation of these new accounting standards has had no material effect on the Group's results for the year ended 31 December 2001.

Basis of consolidation

The Group accounts include the accounts of the Company and its subsidiary undertakings made up to 31 December each year. Unless otherwise stated, the acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal.

An associate is an undertaking in which the group has a long term interest, usually from 20 per cent to 50 per cent of the equity voting rights, and over which it exercises significant influence. The Group's share of the profits less losses of associates is included in the consolidated profit and loss account and its interest in their net assets is included in investments in the consolidated balance sheet.

A joint venture is an undertaking in which the group has a long-term interest and over which it exercises joint control. The Group's share of the profits less losses of joint ventures is included in the consolidated profit and loss account and its interest in their assets and liabilities is included in investments in the consolidated balance sheet.

Under section 230(4) of the Companies Act 1985 the Company is exempt from the requirement to present its own profit and loss account.

Goodwill arising on consolidation

Purchased goodwill represents the excess of the fair value of the consideration and associated costs over the fair value of the separable net assets acquired.

Goodwill (both positive and negative) arising on consolidation in respect of acquisitions before 1 January 1998, when Financial Reporting Standard 10 (Goodwill and intangible assets) was adopted, was deducted from reserves in the year of acquisition. When a subsequent disposal occurs any related goodwill previously deducted from reserves is written back through the profit and loss account as part of the profit or loss on disposal.

Goodwill arising on consolidation in respect of acquisitions since 1 January 1998 is capitalised. Positive goodwill is amortised to nil on a straight line basis over its estimated useful life, which can be up to 20 years.

Goodwill arising on the Group's acquisition of its joint ventures and associates less accumulated amortisaton is included in the carrying amount for the joint ventures and associates.

On the subsequent disposal or termination of a business acquired since 1 January 1998, the profit or loss on disposal or termination is calculated after charging the unamortised amount of any related goodwill.

Investments

In the Company's accounts, investments in subsidiary undertakings, joint ventures and associates are stated at cost less any impairment in value. Where merger relief provisions of the Companies Act 1985 apply, investments of the Company are accounted for on the basis of the nominal value of shares issued as purchase consideration.

Other investments are stated at historical cost net of provisions for impairment.

Properties

Investment properties and properties occupied by Group companies are included in fixed assets at their latest valuations plus subsequent additions at cost, and surpluses and deficits on valuation are included in the revaluation reserve. A substantial proportion by value of investment properties, including the largest properties, is valued annually by the Group chief surveyor and triennially by external valuers. The remaining low value investment properties are valued triennially, a third each year, by the Group chief surveyor. Properties occupied by Group companies are valued systematically over five years by external valuers. Profits and losses on sale of properties are calculated by reference to their net carrying amounts.

Depreciation or amortisation is not provided in respect of freehold or long leasehold investment properties. This treatment is a departure from the Companies Act 1985 concerning the depreciation of fixed assets in respect of certain of these properties. However, such properties are not held for consumption but for investment and the directors consider systematic annual depreciation would be inappropriate and that this policy is necessary for the accounts to give a true and fair view. Depreciation or amortisation is only one of the many factors reflected in the valuation and the amount which might otherwise have been shown cannot be separately identified or quantified.

In the case of freehold buildings and leasehold properties occupied by Group companies, annual depreciation is provided on a straight line basis. Freehold properties are written off over 50 years and leasehold properties are written off over the remainder of the lease period. No depreciation is provided on freehold land.

Provision for any impairment in value of properties held as fixed assets is made in the profit and loss account.

Development properties are not revalued during development and are included in current assets at the lower of cost and net realisable value. For properties previously held for investment, which the directors have decided are to be developed and which are reclassified as development properties, cost is considered to be the latest valuation prior to their reclassification. This treatment is a departure from the Companies Act 1985 which would normally require current assets to be carried at the lower of cost or net realisable value. The directors consider that compliance with this requirement would fail to give a true and fair view of historic revaluation surpluses, which remain unrealised by the Group until disposal. Interest and other outgoings less income receivable are charged to the profit and loss account during development, except in respect of certain overseas properties where the development period is extensive, when such amounts are included in cost. Development properties retained by the Group are transferred to investment properties at the lower of cost and net realisable value. Dealing properties are stated at the lower of cost and net realisable value.

In certain subsidiaries, realised capital profits on the sale of properties are not ordinarily available for distribution and accordingly these capital profits are transferred to other reserves. These capital profits can be distributed by the passing of a special resolution by the subsidiary.

Ships and other fixed assets
These assets are stated at cost less accumulated depreciation.

Assets acquired under finance leases are stated at cost less accumulated depreciation, the future capital payments being included in loans.

Depreciation is calculated to write off the cost of these assets to estimated residual value, on a straight line basis over the expected useful life of the asset concerned; generally for ships between 10 and 25 years, for port installations and cold storage facilities over periods of up to 40 years, and for other assets, including computer hardware and software, various periods of up to 16 years.

Provision for any impairment in value of ships and other fixed assets is made in the profit and loss account.

Interest incurred in respect of payments on account of assets under construction is capitalised to the cost of the asset concerned.

Stocks
Stocks and work in progress are stated at the lower of cost and net realisable value.

Liquid resources
Liquid resources comprise term deposits of less than one year.

Turnover
Turnover comprises sales to third parties (excluding VAT and similar sales taxes) and includes rent receivable from properties.

Operating leases
Rentals under operating leases are charged to the profit and loss account on a straight line basis.

Pension schemes
Contributions in respect of defined contribution pension schemes are charged to the profit and loss account when they are payable. Contributions in respect of defined benefit pension schemes are calculated as a percentage, agreed on actuarial advice, of the pensionable salaries of employees. The cost of providing defined benefit pensions is charged to the profit and loss account on a systematic basis over the periods benefiting from the services of employees.

Deferred taxation
Deferred taxation is provided on items dealt with for taxation purposes in periods different from those for accounting purposes, to the extent that the reduction or increase in the tax charge cannot be expected with reasonable probability to continue for the foreseeable future.

Derivatives and other financial instruments
Amounts payable or receivable in respect of interest rate swaps are recognised as adjustments to the interest expense over the period of the contracts.

Non interest bearing amounts due after one year are discounted at a rate approximating to current interest rates. Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised.

Foreign currencies
Transactions in foreign currencies are recorded at the rate of exchange ruling at the date of the transaction. Profits and losses of subsidiaries, branches, joint ventures and associates which have currencies of operation other than sterling are translated into sterling at average rates of exchange except for material exceptional items which are translated at the rate ruling on the date of transaction. Assets and liabilities denominated in foreign currencies are translated at the year end exchange rates.

Exchange differences arising from the retranslation of the opening net assets of subsidiaries, branches, joint ventures and associates which have currencies of operation other than sterling and any related loans are taken to reserves together with the differences arising when the profit and loss accounts are translated at average rates and compared with rates ruling at the year end. Other exchange differences are taken to the profit and loss account.

2 Basis of preparation of pro forma comparative figures
Certain companies and businesses which were previously consolidated in the Group accounts were transferred to P&O Princess Cruises plc on 23 October 2000 as a result of the demerger of the Group's cruise business. The pro forma comparative figures in these accounts exclude the results and cash flows of these companies and businesses (as well as demerger costs) and reflect the financial structure that was put in place on demerger, but otherwise were prepared using the Group's accounting policies as set out in note 1 above. In addition the pro forma comparative figures exclude an element of the Group's overhead costs, which was allocated to P&O Princess Cruises plc consistently throughout the period based on its share of the turnover and staff numbers of the Group prior to the demerger.

3 Analysis of results and net operating assets

Turnover

By division:	Group 2001 £m	Joint ventures 2001 £m	Total 2001 £m
Continuing operations			
Ports	**630.7**	**113.4**	**744.1**
Logistics	**1,182.1**	**0.2**	**1,182.3**
Ferries	**455.8**	**246.2**	**702.0**
P&O Nedlloyd	**–**	**1,636.5**	**1,636.5**
Bulk shipping	**–**	**–**	**–**
Property	**207.4**	**26.8**	**234.2**
	2,476.0	**2,023.1**	**4,499.1**

By division:	2000 £m	2000 £m	2000 £m
Continuing operations			
Ports	531.6	49.4	581.0
Logistics	1,096.8	–	1,096.8
Ferries	433.4	240.0	673.4
P&O Nedlloyd	–	1,498.4	1,498.4
Bulk shipping	103.5	13.8	117.3
Property	397.7	28.9	426.6
	2,563.0	1,830.5	4,393.5
Discontinued operations			
Cruises	1,381.2	–	1,381.2
	3,944.2	1,830.5	5,774.7

By geographical area of origin:	Group 2001 £m	Joint ventures 2001 £m	Total 2001 £m
Continuing operations			
UK and the Republic of Ireland	**844.3**	**310.1**	**1,154.4**
Continental Europe	**859.2**	**443.4**	**1,302.6**
USA and Canada	**339.8**	**214.5**	**554.3**
Australia and Pacific	**263.4**	**165.3**	**428.7**
Far East	**108.8**	**672.9**	**781.7**
Other areas	**60.5**	**216.9**	**277.4**
	2,476.0	**2,023.1**	**4,499.1**

3 Analysis of results and net operating assets (continued)

Turnover (continued) By geographical area of origin:	Group 2000 £m	Joint ventures 2000 £m	Total 2000 £m
Continuing operations			
UK and the Republic of Ireland	942.3	270.0	1,212.3
Continental Europe	740.6	442.4	1,183.0
USA and Canada	391.1	104.3	495.4
Australia and Pacific	285.4	150.0	435.4
Far East	83.1	704.6	787.7
Other areas	120.5	159.2	279.7
	2,563.0	1,830.5	4,393.5
Discontinued operations			
UK and the Republic of Ireland	250.1	–	250.1
Continental Europe	72.8	–	72.8
USA and Canada	1,035.1	–	1,035.1
Australia and Pacific	22.4	–	22.4
Far East	0.8	–	0.8
	3,944.2	1,830.5	5,774.7

Turnover by destination is not materially different from turnover by origin.

Operating profit By division:	**Group** **2001** **£m**	**Joint ventures** **2001** **£m**	**Associates** **2001** **£m**	**Total** **2001** **£m**
Continuing operations				
Ports	**91.3**	**18.9**	**4.9**	**115.1**
Logistics	**34.0**	**(0.1)**	**(0.2)**	**33.7**
Ferries	**(26.3)**	**25.3**	**–**	**(1.0)**
P&O Nedlloyd	**(7.7)**	**30.5**	**–**	**22.8**
Bulk shipping	**(2.9)**	**–**	**11.2**	**8.3**
Property	**90.2**	**1.3**	**3.2**	**94.7**
	178.6	**75.9**	**19.1**	**273.6**

By division:	2000 £m	2000 £m	2000 £m	2000 £m
Continuing operations				
Ports	80.2	14.5	7.8	102.5
Logistics	24.8	–	–	24.8
Ferries	(4.5)	24.6	–	20.1
P&O Nedlloyd	(2.5)	68.7	–	66.2
Bulk shipping	18.3	(0.5)	–	17.8
Property	128.3	3.1	2.5	133.9
	244.6	110.4	10.3	365.3
Discontinued operations				
Cruises	237.5	–	0.3	237.8
	482.1	110.4	10.6	603.1

3 Analysis of results and net operating assets (continued)

Operating profit (continued) By geographical area of origin:	Group 2001 £m	Joint ventures 2001 £m	Associates 2001 £m	Total 2001 £m
Continuing operations				
UK and the Republic of Ireland	**20.8**	**4.3**	**2.5**	**27.6**
Continental Europe	**11.0**	**30.9**	**(0.7)**	**41.2**
USA and Canada	**63.3**	**4.8**	**3.2**	**71.3**
Australia and Pacific	**29.3**	**9.9**	**4.1**	**43.3**
Far East	**42.5**	**22.1**	**8.0**	**72.6**
Other areas	**11.7**	**3.9**	**2.0**	**17.6**
	178.6	**75.9**	**19.1**	**273.6**

By geographical area of origin:	2000 £m	2000 £m	2000 £m	2000 £m
Continuing operations				
UK and the Republic of Ireland	42.3	23.7	2.1	68.1
Continental Europe	14.7	25.2	(0.4)	39.5
USA and Canada	92.7	4.6	4.0	101.3
Australia and Pacific	32.9	10.3	(0.5)	42.7
Far East	31.9	40.0	5.0	76.9
Other areas	30.1	6.6	0.1	36.8
	244.6	110.4	10.3	365.3
Discontinued operations				
UK and the Republic of Ireland	45.4	–	–	45.4
Continental Europe	7.8	–	–	7.8
USA and Canada	188.0	–	–	188.0
Australia and Pacific	(3.8)	–	–	(3.8)
Far East	0.1	–	0.3	0.4
	482.1	110.4	10.6	603.1

The effect of acquisitions in 2001 is not material.

Profit/(loss) on sale of properties held as fixed assets By division:	Group 2001 £m	Joint ventures and associates 2001 £m	Total 2001 £m	Total 2000 £m
Continuing operations				
Logistics	**(0.8)**	**–**	**(0.8)**	0.4
Property	**3.3**	**–**	**3.3**	(17.5)
	2.5	**–**	**2.5**	(17.1)

Profit/(loss) on sale of investments, ships and other fixed assets By division:				
Continuing operations				
Ports	**2.3**	**–**	**2.3**	0.6
Logistics	**0.3**	**–**	**0.3**	3.6
Ferries	**0.3**	**(0.9)**	**(0.6)**	(8.4)
Property	**1.3**	**–**	**1.3**	–
	4.2	**(0.9)**	**3.3**	(4.2)
Discontinued operations				
Cruises	**–**	**–**	**–**	(0.5)
	–	**–**	**–**	(0.5)

3 Analysis of results and net operating assets (continued)

Profit/(loss) on sale and termination of businesses By division: Continuing operations	Group 2001 £m	Joint ventures and associates 2001 £m	Total 2001 £m	Total 2000 £m
Logistics	**4.4**	–	**4.4**	–
Bulk shipping	**(0.2)**	–	**(0.2)**	(53.5)
Property	**(0.3)**	–	**(0.3)**	(31.6)
	3.9	–	**3.9**	(85.1)
Discontinued operations				
Cruises	**3.3**	–	**3.3**	(207.8)
	3.3	–	**3.3**	(207.8)

In 2000, the costs of demerging the cruise business were £208.0m, including £119.7m relating to the early redemption of £225m of 11.5 per cent sterling bonds which have been refinanced at lower interest rates.

In 2000, profits and losses on sale of properties held as fixed assets included £26.8m of restructuring and closure costs following the sale of the major part of the UK investment property portfolio.

Net operating assets By division:	2001 £m	2000 £m
Continuing operations		
Ports	**964.2**	857.7
Logistics	**390.7**	346.3
Ferries	**423.7**	432.8
P&O Nedlloyd	**774.4**	760.8
Bulk shipping	**151.0**	216.8
Property	**848.1**	888.0
	3,552.1	3,502.4

By geographical area of origin:	2001 £m	2000 £m
Continuing operations		
UK and the Republic of Ireland	**850.4**	813.4
Continental Europe	**590.3**	618.2
USA and Canada	**695.9**	708.2
Australia and Pacific	**468.1**	405.6
Far East	**746.4**	740.6
Other areas	**201.0**	216.4
	3,552.1	3,502.4

The net operating assets are reconciled to stockholders' funds as follows:	2001 £m	2000 £m
Net operating assets	**3,552.1**	3,502.4
Interest bearing investments	**10.8**	12.1
Group share of joint venture and associate loans	**(507.5)**	(518.8)
Group share of joint venture and associate other non operating net assets	**6.5**	29.5
Net borrowings	**(1,096.7)**	(1,025.4)
Corporation tax and deferred tax	**(214.1)**	(202.6)
Dividends payable	**(63.0)**	(63.3)
Minority interests	**(52.9)**	(71.1)
	1,635.2	1,662.8

4 Net operating costs

	Actual Continuing operations 2001 £m	Pro forma Continuing operations 2000 £m	Actual Continuing operations 2000 £m	Actual Discontinued operations 2000 £m	Actual Total 2000 £m
Cost of sales	**(2,042.8)**	(2,035.1)	(2,035.1)	(977.1)	(3,012.2)
Distribution costs	**(8.1)**	(7.4)	(7.4)	–	(7.4)
Administrative expenses	**(274.6)**	(294.4)	(294.4)	(168.3)	(462.7)
Other operating income	**28.1**	18.5	18.5	1.7	20.2
	(2,297.4)	(2,318.4)	(2,318.4)	(1,143.7)	(3,462.1)

Net operating costs include:	Actual 2001 £m	Pro forma 2000 £m	Actual 2000 £m
Depreciation and amortisation of tangible fixed assets	**(105.0)**	(113.4)	(193.0)
Amortisation of goodwill	**(10.2)**	(7.6)	(8.1)
Audit fee	**(2.1)**	(2.0)	(2.1)
Hire of ships	**(64.3)**	(88.2)	(95.5)
Hire of plant and machinery	**(48.6)**	(36.9)	(36.9)

Of £1.7m (2000 pro forma £1.5m, 2000 actual £15.3m) charged for non audit services provided by the Company's auditors and their associates, £0.4m (2000 pro forma £0.8m, 2000 actual £11.0m) was for services in the UK and £1.3m (2000 pro forma £0.7m, 2000 actual £4.3m) was for services overseas. Included within the non audit services is £0.5m in respect of acquisitions and disposals (£0.5m overseas), £0.6m in respect of tax advice (£0.4m overseas), £0.3m in respect of tax compliance (overseas £0.3m) and £0.3m (£0.1m overseas) in respect of investigative work. The audit fee of the Company was £0.3m (2000 £0.3m).

5 Net interest payable and similar items

	Actual 2001 £m	Pro forma 2000 £m	Actual 2000 £m
Interest payable on:			
bank loans and overdrafts	**(76.6)**	(67.9)	(74.1)
other loans	**(12.5)**	(53.9)	(62.2)
finance leases	**(7.1)**	(5.8)	(5.8)
	(96.2)	(127.6)	(142.1)
Interest capitalised	**0.6**	2.4	15.0
Interest received on loans to P&O Princess Cruises	**–**	24.0	–
Other interest receivable and similar items	**14.5**	22.2	27.9
	(81.1)	(79.0)	(99.2)
Joint ventures	**(25.6)**	(14.9)	(14.9)
Associates	**(6.9)**	(2.3)	(2.2)
	(113.6)	(96.2)	(116.3)

Interest capitalised in the year comprises £0.5m (2000 pro forma £1.8m, 2000 actual £14.4m) in respect of ships and other fixed assets and £0.1m (2000 pro forma and actual £0.6m) in respect of overseas development properties. At the year end the aggregate interest capitalised was £2.0m (2000 £3.5m) on ships and other fixed assets and £10.2m (2000 £15.7m) on overseas development properties in the Group and £nil (2000 £nil) on ships and other fixed assets in the Company.

6 Taxation

The taxation charge is as follows:	Actual 2001 £m	Pro forma 2000 £m	Actual 2000 £m
UK corporation tax			
Current tax on income for the period at 30% (2000 30%)	**(45.9)**	(62.5)	(54.6)
Adjustments in respect of prior periods	**4.4**	11.7	11.7
	(41.5)	(50.8)	(42.9)
Double taxation relief	**47.1**	50.7	50.7
	5.6	(0.1)	7.8
Deferred	**3.8**	(7.8)	(7.8)
Irrecoverable ACT	**–**	(8.7)	(8.7)
	9.4	(16.6)	(8.7)
Overseas tax			
Current tax on income for the period	**(37.2)**	(46.6)	(58.8)
Adjustments in respect of prior periods	**16.9**	1.5	1.5
	(20.3)	(45.1)	(57.3)
Deferred	**(23.9)**	(12.0)	(12.0)
	(44.2)	(57.1)	(69.3)
Joint ventures	**(9.0)**	(8.8)	(8.8)
Associates	**(1.0)**	(1.2)	(1.2)
	(44.8)	(83.7)	(88.0)

Included in the taxation charge is a charge of £4.8m (2000 pro forma £16.4m, 2000 actual £8.5m) in respect of profits and losses on sale of fixed assets and businesses.

7 Dividends on equity and non-equity share capital

Dividends paid, proposed and accrued are as follows:	Actual 2001 £m	Actual 2000 £m
Equity share capital		
Deferred stock		
Interim declared and paid at 4.5p (2000 13.5p)	**(30.4)**	(91.7)
Final proposed at 9.0p (2000 9.0p)	**(61.4)**	(61.8)
	(91.8)	(153.5)
Deferred stock outstanding at the end of the year	**682.1**	681.5
Dividend per £1 nominal of deferred stock	**13.5p**	22.5p
Non-equity share capital	**£m**	£m
Preferred stock	**(0.1)**	(0.1)
5.5% concessionary stock	**(3.7)**	(3.7)
	(3.8)	(3.8)
	(95.6)	(157.3)

8 Profit for the financial year attributable to stockholders

The profit for the financial year of the Company attributable to stockholders, being the profit on ordinary activities after taxation, was £168.5m (2000 £811.8m).

9 Earnings per £1 nominal of deferred stock

The calculations of the basic earnings per £1 nominal of deferred stock are based on the profit for the financial year attributable to equity stockholders and the weighted average number of £1 nominal of deferred stock thereto.

	Actual 2001 £m	Pro forma 2000 £m	Actual 2000 £m
Profit for the year attributable to stockholders	**119.3**	64.9	68.2
Less: dividends on non-equity share capital	**(3.8)**	(3.8)	(3.8)
Basic and diluted earnings	**115.5**	61.1	64.4
Earnings per £1 nominal of deferred stock	**17.0p**	9.1p	9.6p
Diluted earnings per £1 nominal of deferred stock	**17.0p**	9.0p	9.5p

The diluted earnings per £1 nominal of deferred stock has been calculated by reference to an adjusted average number of £1 nominal of deferred stock as follows:

	Actual 2001 m	Actual and Pro forma 2000 m
Weighted average per basic calculation	**678.0**	673.0
Adjustment to reflect dilutive deferred stock under option	**0.3**	1.3
Adjustment to reflect dilutive convertible stock and bonds	**–**	4.7
	678.3	679.0

10 Goodwill

	£m
Cost at 1 January 2001	**180.5**
Exchange movements	**(16.4)**
Additions (see note 30(d))	**35.9**
Cost at 31 December 2001	**200.0**
Amortisation at 1 January 2001	**(9.2)**
Exchange movements	**1.2**
Amortisation charge for the year	**(10.2)**
Amortisation at 31 December 2001	**(18.2)**
At 31 December 2001	**181.8**
At 31 December 2000	171.3

11 Ships

Group	Owned £m	Leased £m	Total £m
Cost at 1 January 2001	**321.4**	**194.3**	**515.7**
Exchange movements	**(3.8)**	**(1.3)**	**(5.1)**
On acquisition of subsidiary	**0.2**	**–**	**0.2**
Additions	**106.6**	**30.3**	**136.9**
Disposals	**(121.2)**	**(6.8)**	**(128.0)**
Cost at 31 December 2001	**303.2**	**216.5**	**519.7**
Depreciation at 1 January 2001	**(208.9)**	**(109.3)**	**(318.2)**
Exchange movements	**1.9**	**0.6**	**2.5**
Depreciation charge for year	**(19.3)**	**(7.0)**	**(26.3)**
Disposals	**2.9**	**6.0**	**8.9**
Depreciation at 31 December 2001	**(223.4)**	**(109.7)**	**(333.1)**
At 31 December 2001	**79.8**	**106.8**	**186.6**
At 31 December 2000	112.5	85.0	197.5

Company	Leased £m
Cost at 1 January 2001	**30.7**
Cost at 31 December 2001	**30.7**
Depreciation at 1 January 2001	**(6.7)**
Depreciation charge for year	**(1.6)**
Depreciation at 31 December 2001	**(8.3)**
At 31 December 2001	**22.4**
At 31 December 2000	24.0

Ships under construction included in the above totalled £3.9m (2000 £27.8m) for the Group and £nil (2000 £nil) for the Company.

12 Properties

Group	Freehold £m	Leasehold £m	Total £m
Cost or valuation at 1 January 2001	252.8	282.9	535.7
Exchange movements	(1.6)	(23.0)	(24.6)
On acquisition of subsidiaries	2.0	13.7	15.7
Additions	19.1	33.1	52.2
Reclassification to development properties	–	(9.4)	(9.4)
Reclassification from other fixed assets	1.5	0.4	1.9
Disposals	(15.4)	(5.1)	(20.5)
On disposal of subsidiaries	(0.2)	–	(0.2)
(Deficit)/surplus on valuation (note (a))	(7.0)	0.4	(6.6)
Cost or valuation at 31 December 2001	251.2	293.0	544.2
Amortisation at 1 January 2001	(1.9)	(49.4)	(51.3)
Exchange movements	0.1	2.7	2.8
On acquisition of subsidiaries	–	(0.6)	(0.6)
Amortisation charge for year	(3.1)	(8.7)	(11.8)
Reclassification from other fixed assets	(0.3)	(0.6)	(0.9)
Disposals	0.1	2.2	2.3
Write back of prior year amortisation on valuation (note (a))	–	0.8	0.8
Amortisation at 31 December 2001	(5.1)	(53.6)	(58.7)
At 31 December 2001	246.1	239.4	485.5
At 31 December 2000	250.9	233.5	484.4

An analysis of the foregoing at 31 December 2001 is as follows:

	At valuation 2001 £m	At valuation 2000 £m	At valuation 1999 £m	At cost £m	Amortisation £m	Total £m
Freehold	92.6	69.3	25.2	64.1	(5.1)	246.1
Leasehold: 50 years and over	15.2	8.8	0.1	6.2	(0.6)	29.7
under 50 years	36.9	46.4	9.5	169.9	(53.0)	209.7
	144.7	124.5	34.8	240.2	(58.7)	485.5

Company	Freehold £m
Cost at 31 December 2001	0.3
Cost at 31 December 2000	0.3

(a) The valuations of properties at 31 December 2001 were carried out by the Group chief surveyor, R A Knight FRICS. They were made on the basis of open market value for investment properties and on the basis of existing use value for those properties occupied by Group companies. Both bases of valuation are in accordance with the RICS Appraisal and Valuation Manual published by the Royal Institution of Chartered Surveyors, or local equivalent. The directors are not aware of any material changes in the value of properties since the date of the last reported valuation.

(b) Properties comprise investment properties of £114.9m (2000 £134.6m) and properties occupied by Group companies of £370.6m (2000 £349.8m). Included within properties are properties under construction of £5.4m (2000 £1.5m).

(c) The historical cost of properties is £563.9m (2000 £536.5m) and the accumulated amortisation is £59.6m (2000 £51.6m) in the Group and £0.3m (2000 £0.3m) and £nil (2000 £nil) in the Company.

13 Other fixed assets

Group	Port installations £m	Plant and machinery £m	Cold stores £m	Fixtures, fittings and motor vehicles £m	Leased plant and machinery £m	Total £m
Cost at 1 January 2001	**102.7**	**648.4**	**109.7**	**149.5**	**26.8**	**1,037.1**
Exchange movements	**(6.7)**	**(22.2)**	**(6.8)**	**(1.5)**	**(1.1)**	**(38.3)**
On acquisition of subsidiaries	**–**	**26.2**	**9.3**	**2.4**	**–**	**37.9**
Additions	**4.6**	**76.2**	**9.7**	**25.5**	**0.6**	**116.6**
Disposals	**(0.8)**	**(33.2)**	**–**	**(6.0)**	**–**	**(40.0)**
On disposal of subsidiaries	**–**	**(4.8)**	**–**	**(0.5)**	**–**	**(5.3)**
Transfers between categories	**–**	**8.1**	**(0.8)**	**(0.5)**	**(6.8)**	**–**
Transfers to properties	**–**	**(1.9)**	**–**	**–**	**–**	**(1.9)**
Cost at 31 December 2001	**99.8**	**696.8**	**121.1**	**168.9**	**19.5**	**1,106.1**
Depreciation at 1 January 2001	**(25.7)**	**(295.2)**	**(13.2)**	**(84.3)**	**(20.0)**	**(438.4)**
Exchange movements	**3.7**	**9.2**	**(3.2)**	**1.4**	**0.6**	**11.7**
On acquisition of subsidiaries	**–**	**(5.0)**	**–**	**–**	**–**	**(5.0)**
Depreciation charge for year	**(2.9)**	**(44.3)**	**(3.2)**	**(15.6)**	**(0.9)**	**(66.9)**
Disposals	**0.5**	**26.1**	**–**	**4.0**	**–**	**30.6**
On disposal of subsidiaries	**–**	**1.9**	**–**	**0.2**	**–**	**2.1**
Transfers between categories	**–**	**(2.0)**	**–**	**(2.4)**	**4.4**	**–**
Transfers to properties	**–**	**0.9**	**–**	**–**	**–**	**0.9**
Depreciation at 31 December 2001	**(24.4)**	**(308.4)**	**(19.6)**	**(96.7)**	**(15.9)**	**(465.0)**
At 31 December 2001	**75.4**	**388.4**	**101.5**	**72.2**	**3.6**	**641.1**
At 31 December 2000	77.0	353.2	96.5	65.2	6.8	598.7

Company	Plant and machinery £m	Fixtures, fittings and motor vehicles £m	Total £m
Cost at 1 January 2001	**8.5**	**1.4**	**9.9**
Additions	**0.9**	**–**	**0.9**
Disposals	**(4.6)**	**–**	**(4.6)**
Cost at 31 December 2001	**4.8**	**1.4**	**6.2**
Depreciation at 1 January 2001	**(5.1)**	**(1.3)**	**(6.4)**
Depreciation charge for year	**(0.7)**	**(0.1)**	**(0.8)**
Disposals	**3.7**	**–**	**3.7**
Depreciation at 31 December 2001	**(2.1)**	**(1.4)**	**(3.5)**
At 31 December 2001	**2.7**	**–**	**2.7**
At 31 December 2000	3.4	0.1	3.5

14 Investment in subsidiaries

	Shares at cost £m	Loans £m	Provisions against shares £m	Provisions against loans £m	Total £m
At 1 January 2001	1,154.0	1,644.9	(206.8)	(185.4)	2,406.7
Exchange movements	5.9	11.1	–	–	17.0
Additions/increases	15.0	164.8	–	(18.6)	161.2
Disposals/decreases	(191.5)	(151.1)	51.3	–	(291.3)
At 31 December 2001	983.4	1,669.7	(155.5)	(204.0)	2,293.6

The principal subsidiaries are shown on pages 86 and 87.

15 Other investments

Group	Investment in joint ventures £m	Investment in associates £m	Joint venture and associate loans £m	Other investments £m	Own shares held £m	Total £m
Cost or valuation at 1 January 2001	765.2	137.5	149.9	14.9	–	1,067.5
Exchange movements	7.9	1.5	0.9	(0.1)	–	10.2
Reclassification of own shares held	–	–	–	–	4.1	4.1
Additions	21.5	6.6	12.9	7.7	10.6	59.3
Sell down to an associate	–	1.1	–	–	–	1.1
Transfers between categories	9.7	(9.7)	–	–	–	–
Transfer on acquisitions as subsidiaries	–	(2.5)	(5.0)	–	–	(7.5)
Share of retained profits/(losses) for year	28.9	(8.9)	–	–	–	20.0
Disposals/repayments	–	(0.5)	(23.4)	(8.8)	–	(32.7)
Surplus on valuation	0.5	–	–	(0.1)	–	0.4
Cost or valuation at 31 December 2001	833.7	125.1	135.3	13.6	14.7	1,122.4
Provisions at 1 January 2001	–	(0.5)	(4.9)	–	–	(5.4)
Reclassification of stock award provision	–	–	–	–	(3.1)	(3.1)
Transfers from profit and loss account	–	–	–	–	(1.0)	(1.0)
Disposals	–	0.5	–	–	–	0.5
Provisions at 31 December 2001	–	–	(4.9)	–	(4.1)	(9.0)
At 31 December 2001	833.7	125.1	130.4	13.6	10.6	1,113.4
At 31 December 2000	765.2	137.0	145.0	14.9	–	1,062.1

Company	Investment in joint ventures £m	Investment in associates £m	Joint venture loans £m	Other investments £m	Own shares held £m	Total £m
Cost at 1 January 2001	680.4	64.2	59.1	0.1	–	803.8
Exchange movements	–	–	0.4	–	–	0.4
Reclassification of own shares held	–	–	–	–	4.1	4.1
Additions	–	–	8.4	–	10.6	19.0
Disposals/repayments	–	–	(18.7)	–	–	(18.7)
Cost at 31 December 2001	680.4	64.2	49.2	0.1	14.7	808.6
Provisions at 1 January 2001	–	–	–	–	–	–
Reclassification of stock award provision	–	–	–	–	(3.1)	(3.1)
Transfers from profit and loss account	–	–	–	–	(1.0)	(1.0)
Provisions at 31 December 2001	–	–	–	–	(4.1)	(4.1)
At 31 December 2001	680.4	64.2	49.2	0.1	10.6	804.5
At 31 December 2000	680.4	64.2	59.1	0.1	–	803.8

15 Other investments (continued)

(a) As at 31 December 2001, the P&O Group Employee Benefit Trust held £5,935,563 nominal of deferred stock. In the previous period these have been included within current assets. At 31 December 2001, the market value of these shares was £14.1m. If they had been sold at mid-market price at 31 December 2001 there would have been no tax liability.

(b) The Group's loans to joint ventures totalled £74.8m (2000 £85.1m) and to associates totalled £55.6m (2000 £59.9m).

(c) The Group's investment in joint ventures totalled £908.5m (2000 £850.3m). This is made up of fixed assets of £1,200.6m (2000 £1,151.9m), current assets of £524.8m (2000 £494.1m), liabilities falling due within one year of £508.3m (2000 £485.8m) and liabilities falling due in more than one year of £308.6m (2000 £309.9m).

(d) P&O Nedlloyd has contributed £11.6m (2000 £45.8m) to the Group's share of profit before tax and £3.7m (2000 £3.6m) to the taxation charge resulting in a total contribution of £7.9m (2000 £42.2m) to the retained profit for the year. The Group's investment in P&O Nedlloyd of £520.9m (2000 £500.9m) consists of fixed assets of £766.2m (2000 £739.3m), current assets of £356.2m (2000 £368.2m), liabilities falling due within one year of £338.5m (2000 £347.2m) and liabilities falling due in more than one year of £263.0m (2000 £259.4m).

(e) During the year the Group's trading with joint ventures and associated undertakings included £32.4m received from P&O Nedlloyd, £11.5m paid to P&O Stena Line and £7.4m paid to other associates and joint ventures under normal trading terms. The Group's operating profit also includes £5.9m in respect of management and guarantee fees from joint ventures and associates during the year, in addition to the Group's share of joint venture and associates' results. Joint venture and associate interest includes £2.1m receivable from P&O Stena Line. A further £0.4m was paid to the Group from other joint ventures and associates. During the year a ship was sold to a joint venture for £6.4m realising a profit of £4.7m. Half of this amount was recognised in the Group profit and loss account. The transaction was carried out at arms length.

(f) The Group's share of the pre-tax results of joint ventures and associates is £61.6m (2000 £104.3m).

(g) Other investments include listed investments of £0.1m (2000 £0.1m) and for the Company £nil (2000 £nil).

(h) The principal joint ventures and associates are shown on pages 86 and 87. Joint ventures and associates are stated at the Group's share of underlying net assets, and include the Group's share of the valuation of property. The issued share and loan capital of the principal joint ventures and associates at 31 December 2001 was as follows:

	Number in issue	Nominal value of each class of share capital and issued debt	Percentage held
Joint ventures			
Partrederiet International Offshore Services ANS	–	Partnership	50
Maxxiom Ltd	20,000,000	£1 'A' ordinary shares	–
	20,000,000	£1 'B' ordinary shares	100
P&O Nedlloyd Container Line Ltd	800,000	US$1 'A' ordinary shares	–
	800,000	US$1 'B' ordinary shares	100
P&O Stena Line (Holdings) Ltd	5,625,000	£1 'A' shares (voting)	100
	2,812,500	£1 'A' shares (non-voting)	100
	5,625,000	£1 'B' shares (voting)	–
PT Kuala Pelabuhan Indonesia	1,000	US$25,000 ordinary shares	50
PT Terminal Petikemas Surabaya	255,768,115	IR 1 ordinary shares	49
Port Newark Container Terminal LLC	–	Limited partnership	50
Qingdao Qianwan Container Terminal	–	Equity partnership	49
Vector Investments Ltd	100,000	£1 ordinary shares	50
	4,750,000	£1 preference shares	100
Associates			
Associated Bulk Carriers Ltd	29,500,000	US$1 ordinary shares	50
	50,000	£1 non-participating deferred shares (25% paid)	50
HTC Hanseatic Trade Center GmbH & Co Grundbesitz KG	2,000,000	Limited partnership	47.5
Shekou Container Terminals Ltd	–	Equity partnership	25
Tilbury Container Services Ltd	51	£1 'P' shares	100
	50	£1 'T' shares	–
	49	£1 'A' shares	–

16 Development and dealing properties

Development properties, particularly those in the USA which amounted to £317.5m (2000 £289.7m), have a programme of development extending over a number of years. At 31 December 2001, the revaluation surplus attributable to development properties previously classified as investment properties was £2.0m (2000 £4.6m).

17 Stocks

	Group	
	2001	2000
	£m	£m
Raw materials and consumables	**26.3**	24.1
Work in progress	**19.3**	22.5
Goods for resale	**8.3**	8.0
Building land	**2.3**	7.2
	56.2	61.8

18 Debtors

	2001		2000	
	Falling due		Falling due	
	within 1 year	in more than 1 year	within 1 year	in more than 1 year
Group	£m	£m	£m	£m
Trade debtors	**348.5**	**–**	403.9	0.5
Amounts owed by associates	**–**	**–**	0.3	–
Overseas taxation	**0.9**	**–**	0.7	–
Other debtors	**160.0**	**38.7**	278.2	26.6
Prepayments and accrued income	**102.7**	**7.6**	96.2	4.9
	612.1	**46.3**	779.3	32.0
	658.4		811.3	

	2001		2000	
	Falling due		Falling due	
	within 1 year	in more than 1 year	within 1 year	in more than 1 year
Company	£m	£m	£m	£m
Trade debtors	**6.9**	**–**	6.7	–
Amounts owed by subsidiaries	**112.4**	**–**	159.1	–
Other debtors	**52.0**	**27.5**	113.2	22.7
Prepayments and accrued income	**13.0**	**–**	12.6	–
	184.3	**27.5**	291.6	22.7
	211.8		314.3	

19 Loans

	Group 2001 £m	Group 2000 £m	Company 2001 £m	Company 2000 £m
US dollar notes 2010 – 2015 (unsecured)	**13.0**	12.6	**13.0**	12.6
7.3% US dollar bonds 2007 (unsecured)	**10.4**	10.1	**10.4**	10.1
7.875% US dollar bonds 2027 (unsecured)	**5.4**	5.3	**5.4**	5.3
Term loans: secured	**27.6**	19.2	**–**	–
unsecured	**1,008.3**	974.3	**762.8**	733.6
Finance leases	**98.3**	67.8	**8.2**	9.3
Mortgage debenture stocks	**1.4**	1.4	**1.4**	1.4
Unsecured loan stock	**3.3**	3.3	**–**	–
	1,167.7	1,094.0	**801.2**	772.3

All the above loans are non-convertible.

Secured loans and other secured creditors are secured on ships, properties and other assets of the Group.

Group loans are denominated in the following currencies:

	Sterling £m	US dollars £m	Australian dollars £m	Euro £m	Other £m	Total £m
At 31 December 2001	**424.2**	**455.7**	**134.9**	**54.9**	**98.0**	**1,167.7**
At 31 December 2000	343.0	504.0	125.4	65.8	55.8	1,094.0

An analysis of the maturity and interest rates of Group fixed rate loans is as follows:

The fixed rate bands below include the effect of interest rate swaps with net principal value totalling £577.0m (2000 £488.6m).

Repayable Interest rate Fixed	Within one year £m	Between one and two years £m	Between two and five years £m	Between five and ten years £m	Over ten years £m	2001 Total £m	2000 Total £m
6% or less	**1.5**	**0.9**	**30.8**	**82.9**	**1.2**	**117.3**	4.6
Over 6% to 8%	**(4.3)**	**91.0**	**120.6**	**175.4**	**15.1**	**397.8**	416.3
Over 8% to 10%	**16.6**	**7.0**	**117.2**	**4.3**	**–**	**145.1**	120.3
Over 10%	**6.3**	**12.5**	**36.2**	**0.9**	**–**	**55.9**	39.2
At 31 December 2001	**20.1**	**111.4**	**304.8**	**263.5**	**16.3**	**716.1**	
At 31 December 2000	63.9	(4.8)	305.8	199.5	16.0		580.4

An analysis of the maturity of total Group loans is as follows:

	Within one year	Between one and two years	Between two and five years	Between five and ten years	Over ten years	2001 Total	2000 Total
At 31 December 2001	**80.7**	**235.8**	**763.6**	**39.7**	**47.9**	**1,167.7**	
At 31 December 2000	80.2	26.0	902.0	48.9	36.9		1,094.0

In the Company, all the term loans and finance leases totalling £771.0m (2000 £742.9m), are at variable rates of interest. £1.2m (2000 £1.1m) is repayable in 2002, £100.7m (2000 £1.2m) in 2003, £668.7m (2000 £738.5m) between 2004 and 2006 and £0.4m (2000 £2.1m) between 2007 and 2011. The US dollar bonds 2007 – 2027, of which £10.4m is repayable in 2007, incur fixed rate interest of between 6 and 8 per cent. The Company has £30.6m of loans repayable after more than five years (2000 £31.5m).

19 Loans (continued)

The maturity profile of the Group's financial liabilities, other than short term creditors such as trade creditors, accruals and non-equity stockholders funds at 31 December 2001 were as follows:

	2001 **£m**	2000 £m
In one year or less, or on demand	**99.6**	101.9
In more than one year, but not more than two years	**235.8**	26.0
In more than two years, but not more than five years	**763.6**	902.0
In more than five years	**87.6**	85.8
	1,186.6	1,115.7

The Group has many borrowings facilities available to it. The undrawn committed facilities available at 31 December 2001 in respect of which all conditions precedent had been met at that date were as follows:

	2001 **£m**	2000 £m
Expiring in one year or less	**16.7**	31.6
Expiring in more than one year, but not more than two years	**60.1**	12.9
Expiring in more than two years	**607.6**	666.7
	684.4	711.2

20 Other creditors

	2001		2000	
	Falling due		*Falling due*	
Group	**within 1 year £m**	**in more than 1 year £m**	within 1 year £m	in more than 1 year £m
Unsecured bank overdrafts	**18.9**	–	21.7	–
Payments received on account	**6.5**	–	3.3	–
Trade creditors	**202.1**	–	230.2	0.4
Amounts owed to associates	**3.5**	**58.7**	0.2	42.7
UK taxation	**81.6**	**0.3**	79.8	–
Overseas taxation	**80.8**	–	91.5	0.9
Social security and other taxation	**24.4**	**0.8**	25.5	0.6
Other creditors: secured	**0.2**	**0.1**	0.2	0.2
unsecured	**93.0**	**8.1**	125.0	0.1
Accruals and deferred income	**155.2**	**9.4**	187.7	9.4
Dividends payable	**63.0**	–	63.3	–
	729.2	**77.4**	828.4	54.3
	806.6		882.7	

	2001		2000	
	Falling due		Falling due	
Company	**within 1 year £m**	**in more than 1 year £m**	within 1 year £m	in more than 1 year £m
Unsecured bank overdrafts	**27.5**	–	36.2	–
Trade creditors	**0.3**	–	0.3	–
Amounts owed to associates	**3.5**	–	–	–
Amounts owed to subsidiaries	–	**672.8**	–	939.4
Social security and other taxation	**4.4**	–	3.4	–
Other unsecured creditors	**31.6**	–	44.0	–
Accruals and deferred income	**16.4**	–	39.5	–
Dividends payable	**63.0**	–	63.3	–
	146.7	**672.8**	186.7	939.4
	819.5		1,126.1	

21 Provisions for liabilities and charges

Group	Employee benefits and pensions £m	Insurance £m	Deferred taxation £m	Other provisions £m	Total £m
At 1 January 2001	72.2	4.3	31.1	26.3	133.9
Exchange movements	(0.4)	–	0.7	(2.3)	(2.0)
On acquisition of subsidiaries	–	–	–	0.7	0.7
Transfers from profit and loss account	12.4	–	45.7	8.3	66.4
Transfers to profit and loss account	(7.5)	(0.5)	(25.6)	(5.3)	(38.9)
Applied during the year	(8.1)	(1.1)	–	(7.5)	(16.7)
Transfer from revaluation reserve	–	–	0.4	–	0.4
On disposal of subsidiaries	(0.1)	–	–	–	(0.1)
At 31 December 2001	68.5	2.7	52.3	20.2	143.7

Other provisions in the Group include £6.2m (2000 £6.2m) relating to warranties on the sale of subsidiaries and £nil (2000 £1.3m) relating to provisions established on acquisition of subsidiaries. Of provisions made on the acquisition of subsidiaries £1.3m (2000 £1.9m) has been applied in the year.

Deferred taxation comprises:	2001 £m	2000 £m
Accelerated capital allowances	22.9	21.6
Leased plant	3.8	0.1
Other	25.6	9.4
	52.3	31.1
Accelerated capital allowances not provided	–	–
	52.3	31.1

Distributable reserves of overseas subsidiaries, joint ventures and associates of £760m (2000 £710m) would be subject to tax if paid as dividends. Deferred tax is provided when it is expected a material liability will arise in the foreseeable future.

The Group elected to enter the UK tonnage tax regime for shipping related companies with effect from 1 January 2002. This has the effect of eliminating related future potential tax liabilities on profits in the United Kingdom. The regime includes provision whereby a proportion of capital allowances previously claimed by the Group may be subject to tax in the event of a significant number of ships being sold and not replaced. This liability diminishes to nil over the seven year period following the entry into the tonnage tax regime. The tax liability at 31 December 2001 would be £11.4m under the assumption that all ships and the related assets on which capital allowances have been claimed were sold at book value. On the basis that this liability is not expected to arise no provision has been made.

Company	Deferred taxation £m	Other provisions £m	Total £m
At 1 January 2001	0.8	6.2	7.0
Transfers from profit and loss account	0.6	–	0.6
Transfers to profit and loss account	(1.0)	–	(1.0)
At 31 December 2001	0.4	6.2	6.6

Deferred taxation comprises:	2001 £m	2000 £m
Accelerated capital allowances	0.5	0.5
Other	(0.1)	0.3
	0.4	0.8

22 Share capital

The authorised share capital is £956.5m (2000 £806.5m) being the allotted capital together with £204.5m (2000 £55.1m) of unclassified stock. The nominal value of each class of stock unit is £1.

The allotted, called up and fully paid share capital is as follows:	2001 £m	2000 £m
Equity share capital		
Deferred stock	**682.1**	681.5
Non-equity share capital		
Preferred stock	**3.3**	3.3
5.5% concessionary stock	**66.6**	66.6
	69.9	69.9
	752.0	751.4

The movements in equity share capital in the year were as follows:	Deferred stock £
At 1 January 2001	**681,515,758**
Exercise of options granted under stock option schemes	**536,097**
At 31 December 2001	**682,051,855**

The movements during the year in rights of subscription for, or rights of conversion into, deferred stock were as follows:

	At 1 January 2001 £	Granted £	Lapsed £	Exercised £	At 31 December 2001 £
Executive stock option schemes	**24,789,175**	**10,714,647**	**(5,803,584)**	**(536,097)**	**29,164,141**
Save as you earn stock option scheme	–	**744,396**	**(596)**	–	**743,800**
	24,789,175	**11,459,043**	**(5,804,180)**	**(536,097)**	**29,907,941**

The executive stock options are generally exercisable not later than September 2011 at prices between 205p and 397p per £1 nominal of deferred stock.

The save as you earn stock options are exercisable not later than June 2009 at 181p per £1 nominal of deferred stock.

The rights attached to each class of non-equity share capital at 31 December 2001 are summarised below:

Holders of preferred stock, which ranks before all other stock, receive a fixed cumulative dividend of 5 per cent per annum (net of tax credit). On a liquidation they are entitled to receive, subject to the rights of preferential creditors, a return of capital together with all unpaid dividend arrears and accruals and a premium based upon the average price of the stock in the six months preceding the liquidation. Holders are entitled to one vote for each unit of stock held, both on a show of hands and on a poll.

Holders of the 5.5 per cent concessionary stock, which ranks after the preferred stock, receive a fixed non-cumulative dividend of 5.5 per cent per annum (net of tax credit). Should the directors terminate the concessionary fare scheme, this dividend will be replaced by an annual fixed cumulative dividend equal to or exceeding 5.5 per cent (net of tax credit) so that the market price of the stock at the date of termination is at least 100p per £1 nominal of stock. In such circumstances the stock will be redeemed with a 20p premium within six months of the date of termination. On a liquidation they are entitled to receive, subject to the rights of preferential creditors, all unpaid dividends and the amount paid up on their stock. Holders are entitled to one vote on a show of hands and on a poll to one vote for every £4 nominal of stock held.

23 Reserves

Group	Share premium account £m	Revaluation reserve £m	Other reserves £m	Profit and loss account £m	Total £m
At 1 January 2001	778.8	(15.9)	(20.6)	169.1	911.4
Exchange movements	–	0.7	–	(42.4)	(41.7)
UK taxation on exchange movements: current period	–	–	–	(2.7)	(2.7)
: prior periods	–	–	–	(2.4)	(2.4)
Issues of stock	0.7	–	–	–	0.7
Amortisation of debt issue costs	(0.1)	–	–	0.1	–
Unrealised deficit on valuation of properties	–	(5.8)	–	–	(5.8)
Unrealised surplus on valuation of properties held by associates and joint ventures	–	0.4	–	–	0.4
Valuation movements on sale and transfer of properties and subsidiaries	–	4.2	–	(4.2)	–
Deferred taxation on valuation surplus	–	(0.4)	–	–	(0.4)
Retained profit for the financial year	–	–	–	23.7	23.7
Non-distributable capital profit for the year	–	–	2.3	(2.3)	–
At 31 December 2001	779.4	(16.8)	(18.3)	138.9	883.2

Company	Share premium account £m	Profit and loss account £m	Total £m
At 1 January 2001	778.8	124.1	902.9
Exchange movements	–	7.9	7.9
UK taxation on exchange movements: current period	–	(2.5)	(2.5)
: prior periods	–	(2.4)	(2.4)
Issues of stock	0.7	–	0.7
Amortisation of debt issue costs	(0.1)	0.1	–
Retained profit for the financial year	–	72.9	72.9
At 31 December 2001	779.4	200.1	979.5

At 31 December 2001 cumulative goodwill deducted from other reserves was £499.1m (2000 £499.1m). This relates to goodwill in respect of acquisitions prior to 1 January 1998 when Financial Reporting Standard 10 (Goodwill and intangible assets) was adopted and is stated after writing back through the profit and loss account the goodwill relating to subsequent disposals.

Exchange movements in the Group profit and loss account reserve include a loss of £6.7m (2000 £66.4m loss) in respect of foreign currency net borrowings.

Non-equity stockholders' funds in the Group and Company comprise:	2001 £m	2000 £m
Preferred stock	3.3	3.3
5.5% concessionary stock	89.9	89.9
	93.2	93.2

Reserves in the Group and the Company include non-equity reserves of £23.3m (2000 £23.3m), which arose on the issue of the 5.5 per cent concessionary stock in 1987. The Company applied merger relief provisions in respect of this stock issue.

24 Equity minority interests

	Group £m
At 1 January 2001	**71.1**
Exchange movements	**(14.5)**
Proportion of profit on ordinary activities after taxation	**8.9**
Changes in composition and dividends	**(12.6)**
At 31 December 2001	**52.9**

25 Employees

The average number of people employed by the Group was:	Actual 2001	Pro forma 2000	Actual 2000
UK full time	**5,045**	5,345	5,948
UK part time	**191**	178	205
Overseas full time	**15,304**	14,249	15,831
Overseas part time	**3,908**	3,782	4,528
Sea staff	**2,443**	2,939	15,341
	26,891	26,493	41,853

The aggregate payroll costs, excluding directors' emoluments, were:	Actual 2001 £m	Pro forma 2000 £m	Actual 2000 £m
Wages and salaries	**529.8**	472.1	617.6
Social security costs	**34.0**	35.2	42.3
Pension charge	**23.9**	26.9	32.4
	587.7	534.2	692.3

26 Pensions

The Group operates a number of pension schemes throughout the world. The principal schemes are The P&O Pension Scheme (the UK scheme) and The P&O Australia Superannuation Fund (the Australian scheme). The UK scheme is a defined benefit scheme and the Australian scheme is principally a defined benefit scheme. Both have their assets managed on behalf of the respective trustees by independent fund managers. The UK scheme was closed to new members on 1 January 2002.

The Group also operates a number of smaller defined benefit and defined contribution schemes and makes contributions to various industry schemes. These generally have assets held in separate trustee administered funds; where this is not the case, the unfunded liabilities are included in the Group's provisions. At 31 December 2001 these unfunded liabilities, which are principally in Germany, amounted to £17.1m (2000 £17.2m).

The pension charge for the year was:	Actual 2001 £m	Pro forma 2000 £m	Actual 2000 £m
The UK scheme	**8.0**	7.9	10.3
The Australian scheme	**3.0**	2.9	2.9
Other defined benefit schemes	**2.2**	1.9	1.9
Defined contribution schemes	**5.0**	5.7	7.7
Merchant navy pension schemes	**3.1**	3.3	4.4
Other industry schemes	**1.3**	4.1	4.1
Unfunded liabilities	**1.6**	1.3	1.3
	24.2	27.1	32.6

Formal actuarial valuations of the UK scheme and the Australian scheme are carried out triennially by qualified independent actuaries, the latest valuation report for the UK scheme being at 1 April 2000, using the projected unit method and for the Australian scheme being at 31 December 1998, using the "entry age normal" funding method.

At these dates the market values of these two principal schemes were £1,402.0m for the UK scheme and AU$6.8m for the Australian scheme and the value of those assets represented 97.8 per cent and 102.0 per cent respectively of the value of benefits accrued to members allowing for future increases in earnings. For both the principal schemes the pension charge for the year has been based on these valuations in accordance with Statement of Standard Accounting Practice 24 (Accounting for pension costs) and in both cases the charge for the year is the same as the contributions paid to the schemes. The agreed contribution rate to the UK scheme is 21.2 per cent and to the Australian scheme 12.9 per cent.

26 Pensions (continued)

The principal long term assumptions in the UK scheme's 2000 valuation are:

	Nominal % per annum
Price inflation	3.00
Investment return on existing assets	5.40
Investment return on future contributions	6.10
Earnings escalation	4.50
LEL escalation	3.00
Increases in accrued pensions on excess over Guaranteed Minimum Pensions	2.75
Increases in pensions to accrue in the future	3.00

The principal assumptions in the Australian scheme's 1998 valuation were that, over the long term, the annual rate of return on investments would be 8.0 per cent, which is 2.5 percentage points higher than the annual increase in total pensionable remuneration. The resultant small surplus, the majority of which was regular cost, was spread under the mortgage basis.

For the purposes of the accounting disclosure requirements of Financial Reporting Standard 17 (Retirement benefits) the latest valuations of the principal schemes have been updated to 31 December 2001 by qualified independent actuaries. The principal assumptions are set out below. The assumptions used by the actuaries are the best estimates chosen from a range of possible actuarial assumptions, which, due to the timescale covered, may not necessarily be borne out in practice. In the table, the less material defined benefit schemes have been aggregated and the assumptions are given in the form of weighted averages. These schemes are principally in the UK and the Philippines and were assessed and updated to 31 December 2001 in accordance with Financial Reporting Standard 17.

	The UK scheme %	The Australian scheme %	Other schemes %
Rate of increase in salaries	4.0	3.5	4.1
Rate of increase in pensions	2.5	2.5	2.1
Discount rate applied to scheme liabilities	5.8	6.0	6.3
Inflation rate	2.5	2.5	2.9

The market value of the scheme's assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the scheme's liabilities, which are derived from cash flow projections over long periods and thus inherently uncertain, were:

	The UK scheme		The Australian scheme		Other schemes		
	Expected long term rate of return %	Market value £m	Expected long term rate of return %	Market value £m	Expected long term rate of return %	Market value £m	Total market value £m
Equities	7.9	707.0	7.5	34.0	7.8	33.1	774.1
Bonds	5.2	478.0	4.5	17.6	5.8	33.1	528.7
Other	4.6	13.0	6.5	8.2	5.8	2.2	23.4
		1,198.0		59.8		68.4	1,326.2
Present value of scheme liabilities		(1,308.0)		(59.6)		(78.5)	(1,446.1)
(Deficit)/surplus		(110.0)		0.2		(10.1)	(119.9)
Related deferred tax asset/(liability)		33.0		(0.1)		3.0	35.9
Net pension (liability)/asset		(77.0)		0.1		(7.1)	(84.0)

26 Pensions (continued)
If Financial Reporting Standard 17 had been adopted in these accounts, the Group's net assets and profit and loss reserve at 31 December 2001 would be as follows:

	£m
Net assets per balance sheet	**1,688.1**
Net pension liability	**(84.0)**
	1,604.1

	£m
Profit and loss reserve per balance sheet	**138.9**
Pension reserve	**(84.0)**
	54.9

The actuarial value of the unfunded pension liabilities calculated on a Financial Reporting Standard 17 basis are not materially different from the £17.1m currently included within provisions and are not reflected in the table above.

The Group provides defined contribution (401k) plans for its US employees and some post-retirement healthcare benefit plans, principally in the US. The cost of these post-retirement healthcare benefit plans are not considered material to these accounts.

The merchant navy officers' and ratings' pension funds are industry wide pension schemes and defined benefit schemes. The latest full actuarial valuations are at 31 March 2000 in respect of the officers' scheme and 31 March 1999 in respect of the ratings' scheme. The officers' scheme independent actuary advised that the market value of the scheme's assets for the old section of the scheme represents approximately 111 per cent of the value of the benefits accrued to members, and for the new section of the scheme 100 per cent of the value of the benefits accrued to members allowing for future increases in earnings. Although the employer's contributions are affected by a surplus or deficit in the scheme, each employer is currently unable to identify its share of the underlying assets and liabilities on a consistent and reliable basis. Accordingly the Group is treating the officers' scheme as a defined contribution scheme.

For the ratings' scheme its independent actuary presented a range of results that showed the market value of the assets was between 68 per cent and 82 per cent of the value of the benefits accrued to members allowing for future increases in earnings. With High Court approval, the trustee of the ratings' scheme has closed the fund for future benefit accrual from 31 May 2001 and replaced it with a defined contribution scheme. Under the minimum funding requirement regulations the trustee is required to bring the scheme to 100 per cent funding by 31 March 2006 and a fixed schedule of payments has been drawn up in which the Group is participating. For Financial Reporting Standard 17 purposes the valuation has been updated to 31 December 2001 and the respective shares of the scheme's assets and liabilities of P&O subsidiaries which continue as current employers in the fund is included in other schemes. In respect of P&O subsidiaries which are no longer current employers in the fund, and have settled statutory debt obligations, the Group is accounting for the minimum funding requirement payments on a contribution basis.

Other industry schemes are mainly overseas multi-employer schemes, in which the Group is unable to identify its share of the underlying assets and liabilities on a consistent and reliable basis. Accordingly the Group is treating these schemes as defined contribution schemes.

Within the Group's two principal joint ventures, namely P&O Nedlloyd Container Line Ltd and P&O Stena Line (Holdings) Ltd similar arrangements are in place. P&O Nedlloyd Container Line Ltd and P&O Stena Line (Holdings) Ltd both have eligible employees and contribute to The P&O Pension Scheme (as described above), the same merchant navy schemes and some of the same other industry schemes as well as to the principal schemes of their other respective parent companies, namely Royal Nedlloyd NV and Stena Line (UK) Ltd. Under the shareholders' Sale and Purchase agreement between the Company and Royal Nedlloyd NV and the shareholders' Deed of Agreement between the Company and Stena Line (UK) Ltd, contributions to all the parent companies principal pension schemes, including The P&O Pension Scheme, are at an agreed rate. Accordingly both these joint ventures treat these schemes as defined contribution schemes. In both cases the Group charges any additional contributions to operating profit within its own profit and loss account.

The Company is unable to identify its share of the underlying assets and liabilities of the UK scheme in which it participates on a consistent and reliable basis. It has therefore taken advantage of the exemption under Financial Reporting Standard 17 paragraph 9 to treat the scheme as a defined contribution scheme.

27 Directors' emoluments

The aggregate emoluments of the directors of the company were:

	2001 £000	2000 £000
Fees	**100**	131
Salaries and benefits	**3,579**	3,668
Performance related bonuses	**332**	1,784
	4,011	5,583

The emoluments of the Managing Director, who is the highest paid director, were £756,204 (Chairman 2000 £969,503), including a performance related bonus of £75,020 (Chairman 2000 £297,405).

Further details on directors' emoluments, long term incentives, pension entitlements and deferred stock under option held by the directors are shown in the report on directors' remuneration on pages 38 to 45 within the report of the directors.

28 Commitments

	Group	
Capital	2001	2000
Contracted	£m	£m
Ships	**58.6**	226.1
Properties	**35.4**	47.1
Other	**65.7**	51.3
	159.7	324.5

Of the above capital commitments it is expected that the Group will pay £139.5m in 2002 and £20.2m in 2003. The Group's share of its joint ventures' capital commitments is £98.3m (2000 £141.2m). There were no commitments at 31 December 2001 in the Company (2000 £nil).

Revenue

The commitment of the Group during the following year in respect of non-cancellable operating leases is as follows:

	Property		Other	
	2001	2000	2001	2000
Lease expiring:	£m	£m	£m	£m
Within one year	**2.1**	17.2	**17.0**	11.7
Between one and five years	**11.5**	13.2	**79.4**	78.6
Over five years	**47.0**	31.3	**12.7**	9.6
	60.6	61.7	**109.1**	99.9

29 Contingent liabilities

	Group		Company	
	2001	2000	2001	2000
	£m	£m	£m	£m
Loan and lease guarantees on behalf of joint ventures and associates	**411.1**	419.3	**400.4**	410.1
Loan and lease guarantees on behalf of subsidiaries	**–**	–	**374.6**	153.7
Other contingent liabilities	**81.8**	148.1	**71.1**	144.1
	492.9	567.4	**846.1**	707.9

Other contingent liabilities in the Group and the Company include £57.8m (2000 £58.4m) relating to bank loan guarantees on behalf of previous associates of the Group.

Other contingent liabilities in the Group and the Company also include £13.3m (2000 £13.7m), being the Group's share of fines imposed by the European Union on P&O Nedlloyd for anti-competitive practices on the North Atlantic trade. Together with other members of the Trans Atlantic Conference Agreement, P&O Nedlloyd has appealed against the fines and, on the basis of legal advice, is confident the appeal will succeed and the fines will in any event be severely reduced or quashed. Accordingly no provision has been made in these accounts.

30 Notes to the Group cash flow statement

(a) Reconciliation of operating profit to net cash inflow from operating activities

	Actual 2001 £m	Pro forma 2000 £m	Actual 2000 £m
Group operating profit	**178.6**	244.6	482.1
Depreciation and amortisation	**115.2**	121.0	201.1
(Increase)/decrease in development properties	**(14.5)**	125.1	125.1
Decrease/(increase) in stocks	**6.2**	(13.5)	(14.9)
Decrease in debtors	**36.3**	12.3	12.7
Decrease in creditors and provisions	**(34.5)**	(100.3)	(103.4)
Net cash inflow from operating activities	**287.3**	389.2	702.7

(b) Reconciliation of net cash flow to movement in net debt

	Actual 2001 £m	Pro forma 2000 £m	Actual 2000 £m
Increase/(decrease) in cash in the period	**6.3**	12.8	(17.2)
Cash (inflow)/outflow from changes in loans and lease financing	**(13.2)**	(67.1)	(198.1)
Cash outflow from loans to P&O Princess Cruises	**–**	236.4	–
Cash inflow from changes in liquid resources	**(0.1)**	(0.3)	(0.3)
Cash inflow from changes in short term borrowings	**–**	(0.2)	(0.2)
Changes in net debt resulting from cash flows	**(7.0)**	181.6	(215.8)
Borrowings of subsidiaries acquired	**(28.6)**	(354.5)	(354.5)
Borrowings of subsidiaries sold	**0.9**	174.2	174.2
On demerger of P&O Princess Cruises	**–**	–	812.4
Inception of finance leases	**(29.8)**	(37.0)	(37.0)
Reclassification of P&O Princess Cruises balances to working capital	**–**	4.4	–
Amortisation of bond issue costs	**(0.1)**	(2.4)	(2.4)
Exchange movements in net debt	**(6.7)**	(48.0)	(66.4)
Movement in net debt in the year	**(71.3)**	(81.7)	310.5
Net debt at the beginning of the year	**(1,025.4)**	(943.7)	(1,335.9)
Net debt at the end of the year	**(1,096.7)**	(1,025.4)	(1,025.4)

30 Notes to the Group cash flow statement (continued)

(c) Analysis of net debt

	At 1 January 2001 £m	Cash flow £m	Purchase of subsidiaries £m	Disposal of subsidiaries £m	Other non-cash movements £m	Exchange movements £m	At 31 December 2001 £m
Cash available on demand	90.0	3.4				(3.7)	89.7
Overdrafts	(21.7)	2.9				(0.1)	(18.9)
		6.3					
Loans due after one year	(956.6)	(53.9)	(18.0)	0.9	36.5	(4.9)	(996.0)
Loans due within one year	(69.6)	34.7	(1.3)	–	(36.6)	(0.6)	(73.4)
Finance leases due after one year	(57.2)	–	(8.2)	–	(27.7)	2.1	(91.0)
Finance leases due within one year	(10.6)	6.0	(1.1)	–	(2.1)	0.5	(7.3)
		(13.2)					
Liquid resources	0.3	(0.1)	–	–	–	–	0.2
Total	(1,025.4)	(7.0)	(28.6)	0.9	(29.9)	(6.7)	(1,096.7)

In these accounts net debt equates to net borrowings, which comprise loans, finance leases and overdrafts less cash and liquid resources.

Liquid resources comprise term deposits of less than one year and are included within cash in the balance sheet.

(d) Purchase of subsidiaries

	Fair value balance sheets 2001 £m	Fair value balance sheets 2000 £m
Net assets acquired:		
Fixed assets	48.2	362.7
Other net current assets	2.0	3.8
Loans	(28.6)	(354.5)
Cash and overdrafts	0.5	11.8
Corporate taxation	(0.3)	0.1
Provisions	(0.7)	(13.4)
Minority interests	3.7	12.0
	24.8	22.5
Goodwill	35.9	188.7
Fair value adjustments to existing interests in net assets on acquisition of subsidiary	–	24.4
	60.7	235.6
Satisfied by		
Cash	55.0	117.9
Deferred consideration	(1.8)	73.9
Investments already owned	7.5	43.8
	60.7	235.6

30 Notes to the Group cash flow statement (continued)

Fair value adjustments included above are not material and are provisional.

The cash outflow of £54.5m (2000 £106.1m) on the purchase of subsidiaries comprises the cash consideration of £55.0m (2000 £117.9m) less net cash of £0.5m (2000 £11.8m) of the subsidiaries at the dates of acquisition. The negative deferred consideration of £1.8m represents £3.6m consideration provided for 2001 acquisitions to be paid in future years, less £5.4m representing payments in 2001 relating to companies purchased in prior years. The investments already owned represent the reserves of and loans to joint ventures and associates now consolidated as subsidiaries of £7.5m (2000 £43.8m).

No individual subsidiary acquired during the year and included above was material and the subsidiaries acquired had no material effect on the Group's cash flows.

(e) Sale of subsidiaries

	Disposal balance sheets 2001 £m	Disposal balance sheets 2000 £m
Net assets sold:		
Fixed assets	**3.4**	3,021.1
Other net current assets/(liabilities)	**8.3**	(64.9)
Loans	**(0.9)**	(986.6)
Cash and overdrafts	**(0.2)**	91.4
Corporate taxation	**–**	(53.5)
Provisions	**(0.1)**	0.5
Minority interests	**(0.1)**	(2.2)
Less: investment in joint ventures and associates retained	**(1.1)**	(73.2)
	9.3	1,932.6
Goodwill realised on disposal and demerger	**–**	51.5
Profit/(loss) on sale (including demerger costs)	**7.2**	(296.4)
Dividend in specie on demerger	**–**	(1,807.3)
	16.5	(119.6)
Satisfied by		
Cash	**76.1**	(179.7)
Deferred cash consideration and accrued costs	**(59.6)**	60.1
	16.5	(119.6)

The cash inflow of £76.3m (2000 £20.7m outflow) on the sale of subsidiaries comprises the cash consideration of £76.1m (2000 £12.7m) plus net overdrafts of £0.2m (2000 £33.4m cash) of the subsidiaries at the dates of disposal. In 2000, the net cash outflow on the demerger of Cruises of £360.2m represents cash paid in respect of demerger costs of £192.4m, the post demerger settlement of balances of £109.8m plus cash balances on demerger of £58.0m.

The deferred consideration and accrued costs of £59.6m represents net consideration received in 2001 in respect of subsidiaries sold in prior years.

Goodwill realised on disposal and demerger comprises £nil (2000 £51.5m) in respect of subsidiaries.

The subsidiaries sold during the year included above had no material effect on the Group's cash flows.

31 Financial instruments

This note contains disclosures as required under Financial Reporting Standard 13 (Derivatives and other financial instruments: disclosures). The Group's policies and procedures in relation to the role and management of financial instruments and financial risk are set out in the financial review on pages 34 and 35. For the purpose of this note, other than currency disclosures, the only debtors and creditors included are deferred consideration receivable in more than one year, totalling £27.6m (2000 £22.8m), deferred consideration payable in more than one year, totalling £8.2m (2000 £nil), other interest bearing balances of £0.9m (2000 £nil) included within creditors falling due in more than one year, and all loans and bank overdrafts, as permitted by Financial Reporting Standard 13.

The interest rate profile of the financial liabilities of the Group after taking into account the effect of interest rate swaps is set out in the tables below:

31 December 2001	Total £m	Variable rate financial liabilities £m	Fixed rate financial liabilities £m	Financial liabilities on which no interest is paid £m	Weighted average interest rate for fixed rate financial liabilities %	Average time over which interest rate is fixed months
Currency:						
Non-equity stockholders funds: irredeemable	**93.2**	–	**93.2**	–	**5.43**	**n/a**
Sterling	**428.1**	**158.1**	**270.0**	–	**6.81**	**71**
Sterling: irredeemable	**4.7**	–	**4.7**	–	**6.29**	**n/a**
US dollars	**460.4**	**138.8**	**321.6**	–	**7.32**	**58**
Australian dollars	**139.6**	**78.0**	**56.9**	**4.7**	**9.86**	**28**
Euro	**64.8**	**57.1**	**4.2**	**3.5**	**7.11**	**47**
Other	**98.1**	**38.5**	**59.6**	–	**10.02**	**26**
Total	**1,288.9**	**470.5**	**810.2**	**8.2**	**7.30**	**58**

31 December 2000	Total £m	Variable rate financial liabilities £m	Fixed rate financial liabilities £m	Financial liabilities on which no interest is paid £m	Weighted average interest rate for fixed rate financial liabilities %	Average time over which interest rate is fixed months
Currency:						
Non-equity stockholders funds: irredeemable	93.2	–	93.2	–	5.43	n/a
Sterling	342.6	168.5	174.1	–	7.36	75
Sterling: irredeemable	4.7	–	4.7	–	6.29	n/a
US dollars	507.6	184.7	322.9	–	7.71	50
Australian dollars	125.4	66.2	59.2	–	6.68	37
Euro	77.5	74.0	3.5	–	6.28	16
Other	57.9	41.8	16.1	–	12.66	50
Total	1,208.9	535.2	673.7	–	7.32	56

The Group borrows in a range of currencies at both fixed and variable rates of interest.

The variable rate financial liabilities comprise bank borrowings and overdrafts bearing interest at rates fixed in advance for periods ranging from one to six months by reference to the applicable reference rate, primarily LIBOR for sterling, US dollar and euro borrowings, and the BBSY rate for Australian dollar borrowings.

31 Financial instruments (continued)

The interest rate profile of the financial assets of the Group is set out in the tables below:

31 December 2001	Total £m	Variable rate financial assets £m	Fixed rate financial assets £m	Financial assets on which no interest is received £m	Weighted average interest rate for fixed rate financial assets %	Average time over which interest rate is fixed months
Currency:						
Sterling	**55.1**	**28.3**	**24.6**	**2.2**	**11.00**	**81**
US dollars	**28.6**	**21.0**	**7.6**	**–**	**8.02**	**261**
Australian dollars	**7.1**	**5.4**	**0.1**	**1.6**	**5.00**	**12**
Euro	**26.2**	**23.0**	**0.2**	**3.0**	**16.00**	**12**
Other	**14.1**	**13.1**	**0.2**	**0.8**	**15.03**	**4**
Total	**131.1**	**90.8**	**32.7**	**7.6**	**10.36**	**121**

31 December 2000	Total £m	Variable rate financial assets £m	Fixed rate financial assets £m	Financial assets on which no interest is received £m	Weighted average interest rate for fixed rate financial assets %	Average time over which interest rate is fixed months
Currency:						
Sterling	59.3	37.1	20.0	2.2	11.00	93
US dollars	25.0	20.5	4.5	–	8.44	218
Australian dollars	3.3	2.1	0.1	1.1	5.00	12
Euro	19.4	16.1	0.8	2.5	6.00	24
Other	21.0	19.6	0.4	1.0	16.00	12
Total	128.0	95.4	25.8	6.8	10.46	111

The majority of variable rate financial assets comprise bank accounts bearing interest at the applicable LIBOR rate for sterling deposits or the applicable local equivalent rate. Fixed rate financial assets include deferred consideration relating to the sale of fixed assets and businesses, and other interest bearing and non-interest bearing investments.

The financial assets on which no interest is received do not have any fixed periods to maturity.

31 Financial instruments (continued)

The following tables show the Group's currency exposures, being exposures that give rise to the net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and liabilities of the Group that are not denominated in the functional currency of the operating unit concerned, excluding certain non-sterling borrowings treated as hedges of net investments in overseas operations.

The amounts shown take into account the effect of any forward contracts entered into to manage currency exposures.

31 December 2001	Net foreign currency monetary assets/(liabilities)					
	Sterling	US dollars	Australian dollars	Euro	Other	Total
Functional currency of Group operation:	£m	£m	£m	£m	£m	£m
Sterling	–	**22.0**	**(0.3)**	**0.2**	–	**21.9**
Euro	–	–	–	–	–	–
Other	–	**4.2**	–	–	**0.3**	**4.5**
	–	**26.2**	**(0.3)**	**0.2**	**0.3**	**26.4**

31 December 2000	Net foreign currency monetary assets/(liabilities)					
	Sterling	US dollars	Australian dollars	Euro	Other	Total
Functional currency of Group operation:	£m	£m	£m	£m	£m	£m
Sterling	–	20.0	0.1	21.0	4.3	45.4
Euro	(0.8)	–	–	–	–	(0.8)
Other	–	13.4	–	(3.1)	–	10.3
	(0.8)	33.4	0.1	17.9	4.3	54.9

A comparison by category of book value and fair value of the Group's financial assets and liabilities is as follows:

	2001		2000	
	Book value £m	Fair value £m	Book value £m	Fair value £m
Primary financial instruments held or issued to finance the Group's operations:				
Loans	**(1,167.7)**	**(1,168.7)**	(1,094.0)	(1,094.0)
Other investments and deferred consideration receivable	**41.2**	**41.2**	37.7	37.7
Other creditors and deferred consideration payable	**(9.1)**	**(9.1)**	–	–
Cash	**89.9**	**89.9**	90.3	90.3
Bank overdrafts	**(18.9)**	**(18.9)**	(21.7)	(21.7)
Non-equity stockholders' funds	**(93.2)**	**(101.0)**	(93.2)	(84.8)
Derivative financial instruments held to manage the interest rate and currency profile:				
Interest rate swaps	–	**(30.0)**	–	(24.4)
Forward foreign currency contracts	–	**(0.2)**	–	(0.3)
Derivative financial instruments held or issued to hedge the currency exposure on expected future transactions:				
Forward foreign currency contracts	–	**0.7**	–	(23.4)
Derivative financial instruments held to manage exposure to fuel price fluctuations				
Fuel price swaps	–	**(1.1)**	–	–
	(1,157.8)	**(1,197.2)**	(1,080.9)	(1,120.6)

The fair value of non-convertible bonds and dollar notes included in loans above is based on the quoted market price of comparable debt. Other loans include term loans and finance leases. These are largely at variable interest rates and therefore the book value normally equates to the fair value.

The fair value of other investments is based on the year end quoted price for listed investments and the estimated recoverable amount for unlisted investments.

31 Financial instruments (continued)

The fair value of deferred consideration and other creditors is based on the estimated recoverable and payable amounts.

The fair value of cash and bank overdrafts approximates to the book value due to the short term maturity of the instruments.

The fair value of non-equity stockholders' funds, which relate to the preferred stock and concessionary stock, is based on the quoted market price.

The fair value of derivative financial instruments is discounted to the net present value using prevailing market rates and foreign currency rates at the balance sheet date.

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on forward foreign currency contracts, fuel price swaps, cross currency swaps and interest rate swaps are as follows:

	Gains £m	(Losses) £m	Net gains/ (losses) £m
At 31 December 1999	22.0	(121.7)	(99.7)
Gains/(losses) arising before 1 January 2000 that were recognised during the year ended 31 December 2000	(8.7)	14.7	6.0
Gains/(losses) arising before 1 January 2000 that were not recognised during the year ended 31 December 2000	13.3	(107.0)	(93.7)
Gains/(losses) arising in the year to 31 December 2000 that were not recognised during the year ended 31 December 2000	25.9	19.7	45.6
At 31 December 2000	39.2	(87.3)	(48.1)
Gains/(losses) arising before 1 January 2001 that were recognised during the year ended 31 December 2001	**(11.3)**	**36.4**	**25.1**
Gains/(losses) arising before 1 January 2001 that were not recognised during the year ended 31 December 2001	**27.9**	**(50.9)**	**(23.0)**
Gains/(losses) arising in the year to 31 December 2001 that were not recognised during the year ended 31 December 2001	**1.0**	**(8.6)**	**(7.6)**
At 31 December 2001	**28.9**	**(59.5)**	**(30.6)**
Of which:			
Gains/(losses) expected to be recognised in less than one year	**3.6**	**(9.7)**	**(6.1)**
Gains/(losses) expected to be recognised after more than one year	**25.3**	**(49.8)**	**(24.5)**
	28.9	**(59.5)**	**(30.6)**

Of the above unrecognised net gains/(losses) at 31 December 2001, a £0.7m gain (2000 £23.4m loss) is a result of forward contracts taken out to fix the contracted capital expenditure and operating lease commitments on ships into their functional currency as follows:

	Gains £m	(Losses) £m	Net gains/ (losses) £m
Net gains/(losses) at 31 December 2001	**28.9**	**(59.5)**	**(30.6)**
Less: (Gains)/losses on contracted foreign currency capital expenditure and operating lease commitments	**(17.4)**	**16.7**	**(0.7)**
Gains/(losses) on other hedges	**11.5**	**(42.8)**	**(31.3)**

The underlying commitments, after taking these contracts into account, are reflected within note 28.

Principal subsidiaries, joint ventures and associates

at 31 December 2001

	Country of incorporation	Percentage of equity share capital owned	Business description
Ports			
Century Group Pty Ltd	Papua New Guinea	100%	Port and maritime services
P&O Australia Ports Pty Ltd	Australia	100%	Holding company
P&O Maritime Services Pty Ltd	Australia	100%	Offshore services, ships agency and chartering
P&O Polar Australia Pty Ltd	Australia	100%	Antarctic research and resupply services
P&O Ports Ltd	Australia	100%	Container terminals, stevedoring and international port management
P&O Ports North America Inc	USA	100%	Stevedoring and passenger terminal services
Nhava Sheva International Container Terminal Ltd	India	95%	Container terminal operations
Container Terminals Australia Ltd	Australia	90.4%	Container terminal operations
Asian Terminals Inc	The Philippines	76.4%	Container terminal operations
Chennai Container Terminal Private Ltd	India	75%	Container terminal operations
Terminales Rio de la Plata SA	Argentina	53.1%	Container terminal operations
Southampton Container Terminals Ltd	England	51%	Container terminal operations
Partrederiet International Offshore Services ANS	Norway	50%	Offshore maritime services
Port Newark Container Terminal LLC	USA	50%	Container terminal operations
PT Kuala Pelabuhan Indonesia	Indonesia	50%	Port and logistic services
PT Terminal Petikemas Surabaya	Indonesia	49%	Container terminal operations
Qingdao Qianwan Container Terminal	PR China	49%	Container terminal operations
Tilbury Container Services Ltd	England	34%	Container terminal operations
Shekou Container Terminals Ltd	PR China	25%	Container terminal operations
Logistics			
Pacific Cold Storage Inc	USA	100%	Cold storage
P&O Cold Logistics Argentina SA	Argentina	100%	Freezer, handling and cold storage of consumables
P&O Cold Logistics Ltd	Australia	100%	Freezing, handling and cold storage of consumables
P&O Ferrymasters Ltd	Northern Ireland	100%	International unit loads
P&O Trans European (Holdings) Ltd	England	100%*	Holding company
P&O Trans European Ltd	England	100%	Contract logistics services
P&O Trans European GmbH	Germany	100%	Contract logistics services
Ferries			
Larne Harbour Ltd	Northern Ireland	100%*	Harbour operator
P&O European Ferries (Irish Sea) Ltd	England	100%	Ferry services
P&O European Ferries (Portsmouth) Ltd	England	100%	Ferry services
P&O North Sea Ferries BV	Holland	100%	Ferry services
P&O North Sea Ferries Ltd	England	100%*	Ferry services
P&O Scottish Ferries Ltd	Scotland	100%*	Ferry services
Three Quays International Ltd	England	100%*	Marine consultancy and project management services
P&O Stena Line (Holdings) Ltd	England	60%*	Ferry services

	Country of incorporation	Percentage of equity share capital owned	Business description
P&O Nedlloyd			
P&O Nedlloyd Container Line Ltd	England	50%*	Holding company
P&O Nedlloyd BV	Holland	50%	International through transport
P&O Nedlloyd Ltd	England	50%	International through transport
Roadways Container Logistics Ltd	England	50%	Container haulage and inland container terminals
Bulk shipping			
Associated Bulk Carriers Ltd	England	50%*	Transport of bulk commodities
Property			
P&O Developments Ltd	England	100%	Property development
P&O Properties Inc	USA	100%	Holding company
TCD North Inc	USA	100%	Property development
Technology Park/Atlanta Inc	USA	94.4%	Property development
HTC Hanseatic Trade Center GmbH & Co Grundbesitz KG	Germany	47.5%	Property development
Vector Investments Ltd	England	50%	Arena development and ownership
Boston Wharf Company	USA	100%	Property development
P&O Property Holdings Ltd	England	100%*	Property investment
P&O Properties Ltd	England	100%	Property management
P&O Properties Boston Inc	USA	100%	Property development
Inmogolf SA	Spain	100%	Resort operation and property development
Maxxiom Ltd	England	50%*	Hire and sale of contractors' equipment

* owned directly by the Company

Notice of meeting

Notice is hereby given that the Annual General Meeting of The Peninsular and Oriental Steam Navigation Company will be held at The Churchill Auditorium, The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE (Main Entrance) on 17 May 2002 at 11.00 am for the following purposes:

Ordinary business

To receive and adopt the accounts of the Company for the year ended 31 December 2001 and the reports of the directors and independent auditors thereon. Resolution 1

To declare the dividend recommended by the directors. Resolution 2

To re-elect the following directors:

Sir David Brown *† Resolution 3
51; Non-executive director since 16 January 2002; Chairman of Motorola Limited; Fellow of the Royal Academy of Engineering and the Institution of Electrical Engineering.

Sir John Collins *†#§ Resolution 4
60; Non-executive director since 10 June 1998; Deputy Chairman of Dixons Group plc; Director of the London Symphony Orchestra; Non-executive director of NM Rothschild & Sons.

Graeme Dunlop Resolution 5
59; appointed to the Board on 6 February 1991; Chairman and Managing Director of P&O Ferries Ltd; Chairman of P&O Trans European (Holdings) Ltd; President of the Chamber of Shipping 1999/2000; joined P&O in 1964.

Rodney Galpin*†# Resolution 6
70; Non-executive director since 18 January 1996; Senior non-executive director; Chairman of ALPHA Airports Group Plc; Non-executive Deputy Chairman of Abbey National Treasury Services plc.

Peter Smith Resolution 7
50; appointed to the Board on 1 January 2000; Executive Director, Communications and Strategy; joined P&O in 1994; formerly Principal Private Secretary to the Secretary of State for Trade and Industry.

Robert Woods Resolution 8
55; appointed to the Board on 18 January 1996; Group Managing Director of P&O Nedlloyd Container Line Ltd since 2000; Chairman of Southampton Container Terminals Ltd; Vice President of the Chamber of Shipping; joined P&O in 1971.

* Member of the audit committee † Member of the remuneration committee # Member of the nomination committee § Member of the risk management committee

The unexpired term of service of the non-executive directors proposed for re-election is as follows:
Sir David Brown; 15 January 2007, subject to twelve months notice by either party.
Sir John Collins; 9 June 2003, subject to twelve months notice by either party.
Rodney Galpin; 31 March 2005, subject to twelve months notice by either party.
None of the executive directors proposed for re-election has a service contract of more than 12 months with the Company or any of its subsidiaries.

To re-appoint KPMG Audit Plc as independent auditors of the Company and to hold office from the conclusion of this meeting until the conclusion of the next general meeting at which accounts are laid before the Company. Resolution 9

To authorise the directors to determine the remuneration of KPMG Audit Plc. Resolution 10

Special business

To consider and if thought fit to pass the following resolutions, of which resolutions 11 and 14 will be proposed as ordinary resolutions and resolutions 12 and 13 will be proposed as special resolutions.

THAT Resolution 11

(1) the authorities conferred by resolution 7 passed at the Annual General Meeting of the Company held on 6 May 1988 be extended in accordance with the terms of that resolution so as to expire at the conclusion of the Annual General Meeting of the Company in 2003 or on 17 August 2003, whichever shall be the earlier; and

(2) for the purpose of those authorities as so extended, paragraph (2)(a) of that resolution shall apply with the substitution of £34,000,000 as the limit prescribed by that paragraph, but so that:

- (a) Stock issued before the passing of this resolution;
- (b) Stock falling to be issued in pursuance of any rights of subscription or conversion granted before the passing of this resolution;
- (c) Stock falling to be issued in pursuance of any offer or agreement made before the passing of this resolution; and
- (d) rights of subscription or conversion falling to be granted pursuant to any offer or agreement made before the passing of this resolution, and Stock falling to be issued pursuant to rights so granted,

shall not be taken into account in determining whether the limit prescribed in that paragraph (2)(a) has been reached or exceeded.

THAT Resolution 12

the Company be and is hereby generally and unconditionally authorised to make market purchases of Deferred Stock in the Company provided that:

(a) the maximum amount of Deferred Stock hereby authorised to be purchased is £34,000,000 nominal;

(b) the minimum price that may be paid for any such Deferred Stock is one pound (£1) per £1 nominal of Deferred Stock (exclusive of expenses);

(c) the maximum price that may be paid for any £1 nominal of Deferred Stock purchased pursuant to this authority is an amount equal to 105 per cent of the average of the middle market quotations for £1 nominal of Deferred Stock in the Company as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day on which the Deferred Stock is purchased (exclusive of expenses); and

(d) the authority hereby granted shall expire at the conclusion of the Annual General Meeting of the Company in 2003, provided that a contract of purchase may be made before such expiry which will or may be executed wholly or partly thereafter and a purchase of Deferred Stock may be made in pursuance of any such contract.

THAT Resolution 13

the Regulations set out in the document produced to the meeting and signed for identification by the Chairman be adopted as the Regulations of the Company in place of the existing Regulations.

THAT Resolution 14

the directors of the Company be and are hereby authorised to establish stock plans for the benefit of overseas employees based on the P&O 1994 Save As You Earn Stock Option Scheme ("P&O SAYE scheme"), subject to such modifications as they may consider necessary or desirable to take account of securities laws, exchange control or tax in the relevant overseas territories and provided that any Deferred Stock made available under such further plans is counted against the limits on the total amount of Deferred Stock which may be subscribed under the P&O SAYE scheme and the limits on individual participation.

79 Pall Mall
London SW1Y 5EJ
9 April 2002

By order of the Board
R M Gradon
Secretary

Notes

1 Subject to note 2 below, preferred, deferred and concessionary stockholders are entitled to attend and vote at the meeting. Stockholders may appoint a proxy, who need not be a member of the Company, to attend and, in the event of a poll, to vote on their behalf. Signed forms of proxy must reach the Company's registrar not less than 48 hours before the meeting.

2 Stockholders holding their stock in uncertificated form should note that, in order to have the right to vote at the meeting their holding must be registered in the Company's register of members no later than 11 pm on Wednesday 15 May 2002.

3 On a poll every holder of deferred or preferred stock present in person or by proxy shall have one vote for each £1 nominal of stock of which he is the holder and every holder of concessionary stock present in person or by proxy shall have one vote for every £4 nominal of such stock of which he is the holder.

4 Copies of directors' service contracts will be available for inspection at the head office of the Company during normal business hours on each business day from the date of this notice until the close of the meeting, and at the place of the meeting for at least 15 minutes prior to and during the meeting.

5 Stockholders (and any proxies or representatives they appoint) agree, by attending the meeting, that they are expressly requesting and that they are willing to receive any communications (including communications relating to the Company's securities) made at that meeting.

Information on the resolutions to be proposed as special business appears as follows:

1 Information on Resolutions 11 and 12 is under the heading "Share capital" on page 45.

2 Information on Resolution 13 (new Regulations).

These notes explain the differences between the proposed new Regulations and the existing Regulations. With the exception of the amendment to Regulation 8 (certificates) and Regulation 102 (unclaimed dividends), all of the changes are aimed at bringing the Regulations into line with recent legislation permitting electronic communications between companies and their members, with the corresponding amendments to the United Kingdom Listing Authority's Listing Rules and with best practice guidance issued by the Institute of Chartered Secretaries and Administrators.

The number identifying each Regulation, unless otherwise indicated, corresponds to the numbering used in the existing Regulations.

New Regulation 1(1A) (interpretation) will include new definitions of "electronic communication", "electronic signature" and "address" in relation to electronic communications.

Regulation 8 (certificates) will be amended to permit stock certificates to be issued under the signature of a Director and the Secretary, or of two Directors, and to provide for electronic and facsimile signatures.

Regulation 32A (resolution amendments) will be amended to provide for notice of amendments proposed by members to the terms of resolutions to be received in an electronic communication where the Company has given an address for this purpose.

Regulations 42 (appointments of proxy) and 46 (deposit of proxies) will be amended to permit the appointment of proxies to be contained in an electronic communication, where the Company has specified an address for receipt of such an appointment in the notice convening the meeting, in the form of proxy or in any invitation contained in an electronic communication. Regulation 46 will provide that the appointment of a proxy contained in an electronic communication must be received at that address at least 48 hours before the meeting. Otherwise the proxy will not be entitled to vote.

New Regulation 47A (revocation of appointment of proxy) will permit a notice of revocation of a proxy appointment to be sent either by instrument or, where an address has been specified by the Company for the purpose, by means of an electronic communication regardless of how the original appointment was effected.

Regulation 79A (resolutions in writing) will be amended to permit written resolutions of directors to be contained in an electronic communication.

Regulation 102 (unclaimed dividends) will be the subject of a technical change to the procedures for forfeiting unclaimed dividends after 12 years.

Regulation 113 (notices) will be amended to provide that any notices or other documents may be served by the Company upon any member using electronic communications where an address for this purpose has been notified to the Company by the member.

New Regulation 113A (notices served by electronic communications) will provide that the Company may also send notices to members by electronic communication where the member has notified an address to the Company. In addition, notice of a meeting may be given by publishing it on a website where the Company and the member have agreed that the member will have access to the website and the member is notified of the publication of the notice or document on the website and the website address . Failure to display the notice or document on the website throughout the notice period is excused if it is wholly attributable to circumstances which it would not have been reasonable to have expected the Company to prevent or avoid.

Regulation 118 (when notices deemed served) will be amended to provide that compliance with the current guidance issued by the Institute of Chartered Secretaries and Administrators (or, if the directors so resolve, any subsequent guidance), constitutes conclusive proof that notices or other documents dispatched by means of an electronic communication were given. Notices or documents sent by the Company to members contained in electronic communications are deemed to be sent to the member on the day following that on which the electronic communication was sent.

A copy of the new Regulations incorporating all the above amendments will be available for inspection at the head office of the Company during normal business hours from the date of this notice until 17 May 2002, and at the place of the meeting from 15 minutes prior to, and until the conclusion of, the meeting.

3 Information on Resolution 14 (overseas extension of P&O SAYE scheme).

Authority is also sought to adopt plans, based on the P&O SAYE scheme as amended for the benefit of overseas employees. All such plans would operate within the individual and plan limits applicable to the P&O SAYE scheme.

The P&O SAYE scheme was approved by stockholders in 1994. Under the P&O SAYE scheme eligible employees may be invited to apply for options, during the six weeks after the release of the interim or final results. The option granted to each individual is related to the amount of the individual's contract to save a fixed sum not exceeding £250 per month over a period of three, five or seven years with a financial institution nominated by the directors. Options can be granted at a discount of up to 20 per cent of the market value of the deferred stock at the date of the grant. Options are normally exercisable at the end of the related savings contract. There are exceptions which allow earlier exercise in certain circumstances for example, if an individual leaves employment early for specific reasons or if there is a change of control of the Company.

Information for stockholders

Stockholder enquiries/change of address

For enquiries relating to holdings of stock of the Company such as the loss of a stock certificate, dividend payments, or to notify a change of address, please write to the Company's registrar: Computershare Investor Services PLC, PO Box 435, Owen House, 8 Bankhead Crossway North, Edinburgh EH11 4BR. Telephone: (0870) 702 0139.

Stockholder information on the Internet

The Company's registrar, Computershare Investor Services PLC, has introduced a facility where holders of P&O stock are able to access details of their shareholding over the Internet subject to passing an identity check.

You can access this service on their website at: http://www.computershare.com.

Payment of dividends to mandated accounts

Stockholders who do not currently have their dividends paid directly to a bank or building society account and who wish to do so should complete a mandate instruction form obtainable from the Company's registrar, as above. Tax vouchers are sent to the stockholder's registered address under this arrangement unless requested otherwise. A copy of the mandate form may also be obtained from the registrar's website.

Amalgamation of your stockholding

If you have received more than one copy of this annual report, there may be more than one account in your name on the P&O register. If you would like to amalgamate your holdings, please write to the Company's registrar, as above, giving details of the accounts concerned and instructions on how they should be amalgamated.

Dividend Reinvestment Plan (DRIP)

A Dividend Reinvestment Plan (DRIP) is available that gives stockholders the opportunity to use their cash dividend to buy P&O deferred stock through a special low-cost dealing arrangement. The DRIP is run and administered by the Company's registrar, Computershare Investor Services PLC, from whom copies of the DRIP brochure and application form are obtainable, as above.

Individual Savings Account (ISA)

The Company has made arrangements with Halifax Share Dealing Limited, to provide stockholders with a stocks and shares Individual Savings Account (ISA) for P&O stock only. A brochure on the P&O ISA may be obtained by writing to the Company Secretary's office, 79 Pall Mall, London SW1Y 5EJ. Halifax Share Dealing Limited is regulated by the Financial Services Authority, a member of the London Stock Exchange and an Inland Revenue approved ISA manager.

Low cost share dealing service

A special low cost share dealing service is available through Hoare Govett Limited for private investors who wish to buy or sell holdings of P&O stock in a simple cost effective way. Details may be obtained by writing to the Company Secretary's office, as above.

Travel concessions for eligible stockholders

Eligible holders of 5.5 per cent concessionary stock are entitled under the formal P&O Concessionary Fare Scheme to travel at reduced fares on the ferry services operated by P&O European Ferries between Portsmouth and Cherbourg/Le Havre and between Cairnryan and Larne. Eligible holders of 5.5 per cent concessionary stock are also entitled to travel at reduced fares on a discretionary basis on the ferry service operated by P&O Stena Line between Dover and Calais.

In addition, the directors have decided that during 2002 eligible holders of deferred stock, preferred stock or 5.5 per cent concessionary stock may travel at reduced fares (which may be varied or withdrawn at any time) on the service between Portsmouth and Bilbao operated by P&O European Ferries, on the services between Hull and Zeebrugge and Rotterdam operated by P&O North Sea Ferries, on the service between Mostyn and Liverpool and Dublin operated by P&O European Ferries (Irish Sea) and (except in July and August) on the services to the Orkney and Shetland Islands operated by P&O Scottish Ferries. P&O's licence to operate services to the Orkney and Shetland Islands will be transferred to Northlink during 2002. The transfer date is under negotiation. Following the transfer stockholder concessions will no longer be available on these services.

Details of the P&O Concessionary Fare Scheme and the concessions available at the directors' discretion may be obtained by writing to the Company Secretary's office, as above.

Financial calendar and addresses

2002 Financial calendar

7 March	announcement of 2001 final results
20 March	ex-dividend date for 2001 final dividend
22 March	registration qualifying date for 2001 final dividend
17 May	Annual General Meeting
5 June	2001 final dividend payable
September	announcement of unaudited 2002 interim results and 2002 interim dividend

Head office
79 Pall Mall
London SW1Y 5EJ
Telephone (020) 7930 4343
Internet http://www.pogroup.com

Auditors
KPMG Audit Plc
8 Salisbury Square
London EC4Y 8BB

Registrar and transfer offices
Computershare Investor Services PLC
PO Box 435, Owen House
8 Bankhead Crossway North
Edinburgh EH11 4BR
Telephone (0870) 702 0139
Internet http://www.computershare.com

Computershare Investor Services PLC
7th Floor
Jupiter House
Triton Court
14 Finsbury Square
London EC2A 1BR

Australia

Overseas address
P&O Australia Ltd
160 Sussex Street
Sydney, NSW 2000

Registrar
Computershare Investor Services Pty Ltd
Level 3/60 Carrington Street
GPO Box 7045
Sydney, NSW 2000

Japan

Sharehandling agent
UFJ Trust Bank Limited
Corporate Agency Planning Dept
5-3 Nihombashi
1-chome, Chuo-ku
Tokyo 103-0027

USA

ADR depositary
JP Morgan Chase Bank
ADR Service Center
PO Box 43013
Providence, RI 02940-3013
USA

Printed on Gallerie Silk, manufactured in a plant with advanced environmental protection standards, using a 100 per cent chlorine-free bleached pulp

Designed by Karo International

Thanks to all P&O employees who helped with the production and organisation of the photography

Printed by Hyway Printing Group 66013

P&O

The Peninsular and Oriental Steam Navigation Company
Incorporated by Royal Charter with limited liability, company number 773
79 Pall Mall
London SW1Y 5EJ
Telephone: (020) 7930 4343
Website: www.pogroup.com